UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________________

FORM 6-K

__________________________

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

June 2009

Date of Report (Date of Earliest Event Reported)

__________________________

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2009 and 2008

(Free translation of original in Spanish)

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

ThCh$

-

Thousands of Chilean pesos

US$

-

United States dollars

AR$

-

Argentine pesos

R$

-

Brazilian Reais

ThR$

-

Thousands Brazilian Reais

UF

-

Unidades de Fomento (Chilean inflation-indexed monetary units)

Consolidated Balance Sheets

(Figures in ThCh$ of March 31, 2009)

	For the period ended
ASSETS	March 31,
	2009	2008
CURRENT ASSETS	ThCh$	ThCh$
Cash	18,415,608	20,591,939
Time deposits	86,065,173	68,831,417
Marketable securities (net)	39,160,164	66,127,067
Trade accounts receivable (net)	34,635,712	31,991,243
Notes receivable (net)	10,635,990	9,900,936
Other receivables (net)	15,091,731	14,921,964
Notes and accounts receivable from related companies	1,044,176	913,695
Inventories (net)	28,091,453	23,073,700
Recoverable taxes	3,248,333	3,157,052
Prepaid expenses	2,856,741	2,508,505
Deferred income taxes	2,392,004	5,326,686
Other current assets	5,856,557	7,144,727
TOTAL CURRENT ASSETS	247,493,642	254,488,931

PROPERTY, PLANT & EQUIPMENT
Land	19,356,665	17,669,090
Buildings & improvements	117,775,655	98,177,315
Machinery and equipment	278,887,237	224,679,670
Other property, plant & equipment	271,998,657	228,446,473
Technical reappraisal of property, plant & equipment	2,350,481	2,348,162
Depreciation	(480,780,561)	(399,457,951)
TOTAL PROPERTY, PLANT & EQUIPMENT	209,588,134	171,862,759

OTHER ASSETS
Investments in related companies	28,877,073	28,002,481
Investments in other companies	124,036	131,503
Goodwill	58,122,358	51,785,588
Long-term receivables	11,826	33,244
Long-term notes and accounts receivable from related companies	35,979	60,447
Intangibles	670,793	390,102
Amortization	(187,623)	(239,841)
Others	22,512,013	21,632,431
TOTAL OTHER ASSETS	110,166,455	101,795,955
TOTAL ASSETS	567,248,231	528,147,645

The accompanying Notes 1 to 35 are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

(Figures in ThCh$ of March 31, 2009)

	For the period ended
	March 31,
LIABILITIES AND SHAREHOLDERS' EQUITY	2009	2008
	ThCh$	ThCh$
Short-term bank liabilities	1,853,457	1,436,280
Current portion of long-term bank liabilities	208,502	113,087
Current portion of bonds payable	3,934,739	8,691,810
Dividends payable	165,210	248,143
Accounts payable	52,797,982	48,734,035
Other creditors	3,896,932	5,074,717
Notes and accounts payable to related companies	11,758,025	9,652,677
Provisions	3,742,236	3,530,347
Withholdings	15,181,286	13,561,284
Income taxes payable	4,272,008	6,541,032
Unearned income	0	546,691
Other current liabilities	1,243,745	1,389,180
TOTAL CURRENT LIABILITIES	99,054,122	99,519,283

Long-term bank liabilities	331,260	669,648
Bonds payable	75,270,233	78,300,828
Other creditors	47,530	74,676
Long-term notes and accounts payable to related companies	2,923,935	3,432,456
Provisions	15,665,400	16,138,129
Deferred income taxes	11,093,836	12,555,302
Other long-term liabilities	11,500,308	11,907,785
TOTAL LONG-TERM LIABILITIES	116,832,502	123,078,824
Minority interest	11,463	8,948

Paid-in capital	236,327,716	228,949,256
Reserve capital revalued	(5,435,537)	1,831,594
Other reserves	(768,882)	(27,604,602)
Accumulated earnings	98,545,817	80,373,803
Net income for the period	22,681,030	21,990,539
TOTAL SHAREHOLDERS’ EQUITY	351,350,144	305,540,590
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	567,248,231	528,147,645

The accompanying Notes 1 to 35 are an integral part of these consolidated financial statements.

Consolidated Statements of Income

(Figures in ThCh$ of March 31, 2009)

	For the period ended
	March 31,
	2009	2008
	ThCh$	ThCh$

Net sales	85,685,864	83,618,187
Cost of sales	195,497,976	179,011,541
Gross margin	(109,812,112)	(95,393,354)
Administrative and selling expenses	(52,065,142)	(49,325,782)
OPERATING INCOME	33,620,722	34,292,405

Financial income	3,059,766	6,903,780
Equity in earnings of equity investments	380,844	392,757
Other non-operating income	682,583	5,305,568
Equity in losses of equity investments	(50,532)	(86,409)
Amortization of goodwill	(1,753,814)	(1,390,882)
Financial expenses	(2,107,585)	(2,657,823)
Other non-operating expenses	(1,263,870)	(3,314,028)
Price level restatement	848,202	46,051
Foreign exchange losses	(3,496,529)	(9,357,122)
NON OPERATING INCOME AND EXPENSE	(3,700,935)	(4,158,108)

Income before income taxes and extraordinary items	29,919,787	30,134,297
Income tax expense	(7,237,948)	(8,143,242)
Income before minority interest	22,681,839	21,991,055
Minority interest	(809)	(516)
NET INCOME FOR THE PERIOD	22,681,030	21,990,539

The accompanying Notes 1 to 35 are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flow

(Figures in ThCh$ of March 31, 2009)

	For the period ended
	March 31,
	2009	2008
	ThCh$	ThCh$

Collection of trade receivables	288,832,505	268,010,517
Financial income received	2,786,376	24,780,090
Other income received	7,475	25,256
Payments to suppliers and personnel	(208,275,545)	(195,572,456)
Interest paid	(2,932,975)	(2,157,306)
Income taxes paid	(6,800,386)	(3,397,912)
VAT and other tax payments	(37,056,761)	(36,869,059)
NET CASH PROVIDED BY OPERATING ACTIVITIES	36,560,689	54,819,130

Borrowings	5,118,548	8,165,423
Dividend distribution	(5,327,454)	(5,683,670)
Loan payments	(8,516,041)	(10,556,506)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(8,724,947)	(8,074,753)

Proceeds from sales of property, plant and equipment	400,403	154,200
Proceeds from sales of other investments	0	16,763
Additions to property, plant & equipment	(10,200,910)	(11,641,850)
Permanent investments	(211,904)	(16,763)
Investments in financial instruments	(76,218)	0
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	(10,088,629)	(11,487,650)

TOTAL NET CASH FOR THE PERIOD	17,747,113	35,256,727
Effect of inflation on cash and cash equivalents	(353,006)	(5,749,518)
Net increase in cash and cash equivalents	17,394,107	29,507,209
Cash and cash equivalents at beginning of period	126,246,838	125,126,489
Cash and cash equivalents at end of period	143,640,945	154,633,698

The accompanying Notes 1 to 35 are an integral part of these consolidated financial statements.

Reconciliation between Net Income and Net Cash Flows

Provided by Operating Activities

(Figures in ThCh$ of March 31, 2009)

	For the period ended
	March 31,
	2009	2008
	ThCh$	ThCh$

Net Income	22,681,030	21,990,539
Income on sale of assets:	7,429	15,664
Loss on sale of property, plant and equipment	10,494	18,374
Gain on sale of other assets	(3,065)	(2,710)

Adjustments to net income that do not represent movements of cash	12,668,069	20,689,779
Depreciation	8,476,357	7,718,629
Amortization of intangibles	88,830	47,460
Write-offs and provisions	154,573	194,757
Equity in earnings of equity investments	(380,844)	(392,757)
Equity in losses of equity investments	50,532	86,409
Amortization of goodwill	1,753,814	1,390,882
Price level restatement	(848,202)	(46,051)
Foreign exchange losses, net	3,496,529	9,357,122
Other credits to income that do not represent cash flows	(123,520)	0
Other charges to income that do not represent cash flows	0	2,333,328

Changes in operating assets	27,032,828	12,597,326
(Increase) decrease in trade accounts receivable	25,126,400	17,931,178
(Increase) decrease in inventories	3,968,362	2,831,526
(Increase) decrease in other assets	(2,061,934)	(8,165,378)

Changes in operating liabilities	(25,829,476)	(474,694)
Increase (decrease) in accounts payable related to operating income	(26,163,901)	(24,856,975)
Increase (decrease) in interest payable	4,830,136	26,298,341
Increase (decrease) in income taxes payable	(1,660,549)	(3,961,414)
Increase (decrease) in other accounts payable related to non-operating income	(667,930)	5,056,381
Increase (decrease) in valued added tax and other similar items	(2,167,232)	(3,011,027)

Minority interest	809	516

NET CASH PROVIDED BY OPERATING ACTIVITIES	36,560,689	54,819,130

The accompanying Notes 1 to 35 are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2009 and 2008 (figures expressed in ThCh$ of March 31, 2009)

Note 1 - Incorporation in the Securities Register

Embotelladora Andina S.A. was incorporated in the Securities Register under No. 00124 and, in conformity with Law 18,046 is subject to the supervision of the Chilean Superintendence of Securities and Insurance Companies (the “SVS”).

Note 2 - Summary of Significant Accounting Principles

a)

Accounting period

The consolidated financial statements cover the period January 1 to March 31, 2009 and are compared to the same period in 2008.

b)

Basis of preparation

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles issued by the Chilean Institute of Accountants, as well as rules and regulations of the SVS.  In the event of discrepancy, the SVS regulations will prevail.

c)

Basis of presentation

For comparison purposes, the figures in the prior-year financial statements have been restated by 5.5% according to the variation of the Chilean Consumer Price Index (CPI) and in addition, some minor reclassifications have been made.

d)

Basis of consolidation

The accompanying financial statements include assets, liabilities, income and cash flows of the Parent Company and its subsidiaries.  The equity and income accounts of the Parent Company and its subsidiaries have been combined, eliminating investments and current accounts between consolidated companies, transactions between them and the unrealized income from inter-company transactions.

In addition, for proper presentation of consolidated net income, the minority shareholders participation in income is shown in the consolidated statements of income under Minority interest.

Holding percentages

The subsidiaries included in the consolidated financial statements and Andina’s direct and indirect holding percentages are as follows:

Company Name	Ownership Interest
	2009			2008
	Direct	Indirect	Total	Total
Abisa Corp.	-	99.99	99.99	99.99
Andina Bottling Investments S.A.	99.90	0.09	99.99	99.99
Andina Inversiones Societarias S.A.	99.99	-	99.99	99.99
Andina Bottling Investments Dos S.A.	99.90	0.09	99.99	99.99
Embotelladora del Atlántico S.A.	-	99.98	99.98	99.98
Rio de Janeiro Refrescos Ltda.	-	99.99	99.99	99.99
Servicios Multivending Ltda.	99.90	0.09	99.99	99.99
Transportes Andina Refrescos Ltda.	99.90	0.09	99.99	99.99
Vital S.A.	-	99.99	99.99	99.99
RJR Investments Corp S.A.	-	99.99	99.99	99.99

e)

Price-level restatement

The financial statements have been restated to reflect the effect of price-level changes on the purchasing power of the Chilean peso during the respective periods.  Restatements have been determined on the basis of the percentage variation of the official Chilean Consumer Price Index, “CPI”, issued by the Chilean National Institute of Statistics, which amounted to -2.3% for the period December 1, 2008 to February 28, 2009 (0.8% for the same period of the previous year).

f)

Currency translation

Balances in foreign currency are considered as non-monetary items and are translated at the exchange rate prevailing at year-end.   Regarding balances subject to indexation, these have been restated by the corresponding restatement index or by the agreed upon terms.

Assets and liabilities in foreign currency and Unidades de Fomento have been translated into local currency at the following year end exchange rates:

		2009	2008
		Ch$	Ch$
Unidades de Fomento	(UF)	20,959.77	19,822.53
United States dollars	(US$)	583.26	437.71
Argentine pesos	(AR$)	156.79	138.17
Brazilian Real	(R$)	251.93	250.25
Euro	(€$)	775.41	690.94

g)

Marketable securities

Marketable securities include investments in mutual funds and investment fund quotas, valued at the year end redemption value.

Investments in bonds are valued at the lesser of restated cost plus accrued interest and market value.

h)

Inventories

The cost of raw materials includes all disbursements made in the acquisition process and deemed necessary for them to be readily available for use.  The costs of finished products include all manufacturing costs.  Raw materials and finished products are valued at the average weighted cost.

Provisions are made for obsolescence on the basis of turnover of raw materials and finished products.

The stated values of inventories do not exceed their estimated net realizable value.

i)

Allowance for doubtful accounts

The allowance for doubtful accounts consists of a general provision determined on the basis of the aging of accounts receivable and on a case-by-case analysis where collection is doubtful.  In the opinion of the Company’s management, the allowances are reasonable and the net balances are recoverable.

j)

Property, plant and equipment

For companies incorporated in Chile, Property, Plant and Equipment is carried at acquisition cost plus price-level restatements. For companies incorporated abroad it has been restated in terms of the variation of the U.S. dollar according to the criteria described in Note 2m.

Technical reappraisal of property, plant and equipment, authorized by the SVS on December 31, 1979, is shown at restated value under the heading “Technical reappraisal of property, plant and equipment”.

Fixed assets to be disposed of are valued at the lower of the net realizable value and book value. Estimated losses are reflected in the consolidated statement of income under other non-operating expenses.

k)

Depreciation

Depreciation of property, plant and equipment is determined by the straight-line method based on the estimated useful lives of the assets.

l)

Containers

Inventories of containers, bottles and plastic containers at plants, warehouses, and with third parties are stated at cost plus price-level restatements and are included in other property, plant and equipment.  Broken or damaged containers at plants and warehouses are expensed in each accounting period.

m)

Investments in unconsolidated affiliates

Investments in shares or rights in companies in which the Company has a significant holding in the investee are accounted for using the equity method.  The Company’s proportionate share of net income and losses of related companies is recognized in the consolidated statements of income, after eliminating any unrealized profits or losses from transactions between related companies.

Investments in foreign companies are valued in conformity with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants.  The United States (“US”) dollar is the currency used to control these investments and to translate the financial statements of the foreign companies.  Assets and liabilities are translated into Chilean pesos at year end exchange rate, except that non-monetary assets and liabilities and shareholders’ equity are first expressed at their equivalent value in historical US dollars.  Income and expense items are first translated into US dollars at the average exchange rate during the month.

n)

Intangibles

Intangibles include franchise rights and licenses that are amortized over the terms of the contracts, which do not exceed of 20 years.

o)

Goodwill

Goodwill represents the difference between purchase cost of the shares acquired and the proportional equity value of investment on the purchase date.  These differences are amortized based on the expected period of return of the investment, estimated at 20 years.

p)

Bonds payable

Bonds payable includes the placement of Yankee bonds on the US markets and placement of bonds in UF in Chile, which are carried at the issue rate.  The difference in valuation as compared to the effective placement rate is recorded as a deferred asset.  This asset is amortized using the straight-line method over the term of the respective obligations, under Financial Expenses.

q)

Income taxes and deferred income taxes

The companies have recognized its current tax obligations in conformity with current legislation.  The effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded on the basis of the enacted tax rate that will be in effect at the estimated date of reversal, in conformity with Technical Bulletin No. 60 issued by the Chilean Institute of Accountants.  The effects of deferred income taxes existing at the time of the enforcement of the aforementioned Bulletin, i.e. January 1, 2000, and not previously recognized, are recorded as gain or loss according to their estimated reversal period.

r)

Staff severance indemnities

The Company has recorded a liability for long-term service indemnities in accordance with the collective agreements entered into with its employees.  The provision is stated at present value of the projected cost of the benefit, which is discounted at a 4.0% annual rate (7% for the previous year) and a capitalization period using the staff’s expected length of service to their retirement date.

Since the year 2005, the Company maintains a withholding plan for some officers.  A liability is recorded according to the guidelines of this plan.  The plan entitles certain officers of the Company to receive a fixed payment in cash at a predetermined date once he has fulfilled the required years of service.

s)

Deposits for containers

Corresponds to the liabilities constituted by cash guarantees received from clients for lending bottles to them.

For those loans for placement subsequent to January 31, 2001, an expiration date of five years as from the invoice date was established.  In the event the client has not returned all or a portion of the containers and/or cases, the Company may, without delay, enforce the guarantee, in whole or in part, and record that effect in operating income of the Company.

This liability is presented in other long-term liabilities, considering that the number of new containers in circulation in the market during the year is historically greater than the number of containers returned by clients during the same period.

t)

Revenue recognition

Given the nature of its operations, the Company records revenue based on the physical delivery of finished products to its clients, based on the realization principle and in accordance with Technical Bulletin No. 70 issued by the Chilean Institute of Accountants.

u)

Derivative contracts

Derivative contracts include instruments used to hedge the risk of exposure to exchange rate differences as follows:

Derivative instruments used to hedge existing items on the balance sheet are recorded at their fair values.  Unrealized losses are recognized as a charge to income and gains are deferred and included in other liabilities (current or long-term). Hedge ineffectiveness is recognized in the income statement.

Derivative instruments used to hedge forecasted transactions are recorded at their market values and the changes in their values are accounted for as unrealized gains or losses.  Upon contract expiration, the deferred gains and losses are recorded in the income statements.

v)

Computer software

Corresponds to computer packages currently in use, which have a future economic benefit, and are amortized over a period equal to their useful life.

w)

Research and development costs

Costs incurred by the Company in research and development are immaterial given the nature of the business and the strong support from The Coca-Cola Company to its bottlers.

x)

Consolidated statement of cash flows

For purposes of preparation of the statement of cash flows, in accordance with Technical Bulletin N°50 of the Chilean Institute of Accountants and circular N°1,501 of the Superintendencia de Valores y Seguros (Chilean Securities and Exchange Commission) the Company has considered cash equivalent to be investments in fixed-income, mutual funds, short term time deposits (less than 90 days), agreements and financial investments maturing within 90 days.

Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and, in general, all cash flows not defined as from financial or investment activities. The operating concept used for this statement is broader than that in the statement of income.

Note 3 - Accounting Changes

There are no changes in the application of generally accepted accounting principles in Chile in relation to the previous year that could significantly affect the comparability of these financial statements.

NOTE 4 - Marketable Securities

	Accounting value for the period
	ended March 31,
	2009	2008
Type of Instrument	ThCh$	ThCh$
Bonds	0	947,252
Mutual funds	29,367,580	7,776,826
Investment funds	9,792,584	57,402,989
Total marketable securities	39,160,164	66,127,067

Accounting value for the period ended March 31, 2009
Mutual funds:
Institution	ThCh$
Fondo Mutuo Royal Bank of Canada	10,011,280
Fondo Mutuo BBVA	8,051,000
Fondo Mutuo Itaú Corporate	4,141,300
Fondo Mutuo BCI	3,143,000
Fondo Mutuo Banchile	3,075,000
Fondo Mutuo Santander	946,000
Balance mutual funds	29,367,580

Investment funds:
Institution	ThCh$
Citi Institutional Liquid Reserves Limited - USA	9,792,584
Balance investment funds	9,792,584

Note 5 – Short and Long-Term Receivables

These balances correspond, almost entirely to the soft drinks category.  The balance of other accounts receivable mainly corresponds to prepayment to our sugar suppliers.

	CURRENT							LONG TERM
	Up to 90 days		More than 90 days up to 1 year		Subtotal	Total current (net)		For the period ended March 31,
	2009	2008	2009	2008	2009	2009	2008	2009	2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables	35,028,348	31,309,394	627,139	681,849	35,655,487	34,635,712	31,991,243	-	-
Allowance for doubtful accounts	-	-	-	-	(1,019,775)	-	-	-	-
Notes receivable	10,531,800	9,342,869	639,885	558,067	11,171,685	10,635,990	9,900,936	-	-
Allowance for doubtful accounts	-	-	-	-	(535,695)	-	-	-	-
Other receivables	14,044,713	13,761,708	1,179,984	1,160,256	15,224,697	15,091,731	14,921,964	11,826	33,244
Allowance for doubtful accounts	-	-	-	-	(132,966)	-	-	-	-
					Total long term receivables		11,826	33,244

Note 6 - Balances and Transactions with Related Companies

Receivable and payable balances with related companies correspond to the following concepts:

1)  Accounts receivable from related companies.

Embonor S.A.: Sale of products

Embotelladora Coca-Cola Polar S.A.: Sale of products

Coca-Cola de Chile S.A.: Advertising agreements

Envases CMF S.A.:  Corresponds to net balance of dividends receivable net from accounts payable resulting from purchase of raw materials.

	Short Term		Long Term
	2009	2008	2009	2008
Company	ThCh$	ThCh$	ThCh$	ThCh$
COCA-COLA DE CHILE S.A.	0	0	35,979	60,447
EMBONOR S.A.	559,582	643,322	0	0
EMBOTELLADORA COCA COLA POLAR S.A.	310,891	270,373	0	0
ENVASES CMF S.A.	56,553	0	0	0
EMBOTELLADORA IQUIQUE S.A.	117,150	0	0	0
TOTAL	1,044,176	913,695	35,979	60,447

2) Accounts payable to related companies:

Recofarma Indústrias do Amazonas Ltda.: Concentrate purchases

Envases CMF S.A.:  Raw material purchases

Servicios y Productos para Bebidas Refrescantes S.R.L.: Concentrate purchases

Envases Central S.A.: Net balance corresponds to raw materials and finished products transactions.

Envases del Pacífico S.A.: Raw material purchases

Vital Aguas S.A.:  Purchase of finished products

Embonor S.A. and Embotelladora Coca-Cola Polar S.A.:  Corresponds to unearned income due to commitments of sale of products of Vital S.A. to those companies, which will be realized in accordance with future deliveries.

	Short Term		Long Term
	2009	2008	2009	2008
Company	ThCh$	ThCh$	ThCh$	ThCh$
RECOFARMA INDUSTRIAS DO AMAZONAS LTDA.	1,683,699	2,652,065	0	0
ENVASES CMF S.A.	0	1,476,690	0	0
COCA-COLA DE CHILE S.A.	6,153,154	2,001,462	0	0
SERVICIOS Y PRODUCTOS PARA BEBIDAS REFRESCANTES S.R.L.	1,875,576	1,550,651	0	0
ENVASES CENTRAL S.A.	994,425	1,117,040	0	0
ENVASES DEL PACIFICO S.A.	266,486	95,591	0	0
VITAL AGUAS S.A.	784,685	759,178	0	0
EMBONOR S.A.	0	0	2,324,903	2,725,955
EMBOTELLADORA COCA-COLA POLAR S.A.	0	0	599,032	706,501
TOTAL	11,758,025	9,652,677	2,923,935	3,432,456

3) Transactions with related companies

The following table includes the transactions with related companies that exceed ThCh$200,000.

During the normal course of business, the Company entered into an agreement with IANSAGRO S.A. in 2006 for the future supply of sugar in order to cover its needs and these will expire during the year 2009.

			March 31, 2009		March 31, 2008
			Amount	Effect on income (charge) credit	Amount	Effect on income (charge) credit
Company	Relation	Transaction	ThCh$	ThCh$	ThCh$	ThCh$
ENVASES CENTRAL S.A	Equity Investee	Sales of raw materials and supplies	637,026	142,732	441,461	18,500
-	-	Purchase of finished products	5,096,066	0	3,981,450	0
COCA-COLA DE CHILE S.A.	Shareholder	Concentrate purchases	12,962,938	0	13,607,461	0
-	-	Payment of advertising participation	1,196,727	(1,196,727)	660,159	(660,159)
-	-	Water source rental	645,341	(645,341)	762,822	(762,822)
-	-	Sales of advertisement	42,276	0	205,928	0
-	-	Other sales	922,708	0	0	0
-		Other purchases	770,197	0	485,803	0
ENVASES CMF S.A.	Equity Investee	Container purchases	2,657,141	0	3,533,689	0
ENVASES DEL PACIFICO S.A.	Director in common	Purchase of raw materials	288,261	0	103,332	0
SERVICIOS Y PRODUCTOS PARA BEBIDAS REFRESCANTES	Shareholder related	Concentrate purchases	10,616,289	0	8,325,182	0
RECOFARMA INDUSTRIAS DO AMAZONAS LTDA.	Shareholder related	Concentrate purchases	13,521,256	0	15,429,109	0
-	-	Payment of advertising participation	2,711,299	(2,711,299)	1,136,748	1,136,748
-	-	Reimbursements and other purchases	161,004	(161,004)	8,616,396	(8,616,396)
EMBONOR S.A.	Shareholder related	Sales of finished products	2,799,292	751,441	2,750,725	562,402
EMBOTELLADORA COCA-COLA POLAR S.A.	Shareholder related	Sales of finished products	1,474,294	264,600	1,589,571	290,599
IANSAGRO S.A.	Director in common	Purchase of raw materials	0	0	3,026,911	0
COCA-COLA DE ARGENTINA S.A.	Director in common	Advertising expenses	1,006,043	(1,006,043)	649,840	(649,840)
BBVA ADMINISTRADORA GENERAL DE FONDOS	Shareholder related	Investments in mutual funds	12,895,544	0	7,268,950	0
-	-	Redemption of mutual funds	0	0	7,268,950	38,525
VENDOMATICA S.A.	Shareholder related	Sales of finished products	316,368	107,565	317,628	95,289
VITAL AGUAS S.A.	Equity Investee	Purchase of finished products	1,816,753	0	1,846,041	0
EMBOTELLADORA IQUIQUE S.A.	Shareholder related	Sales of finished products	173,065	53,229	105,012	24,570

Note 7 – Inventories

	31-March-09			31-March-08
	Gross Value	Obsolescence provision	Net value	Gross Value	Obsolescence provision	Net value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Finished products	13,229,657	(76,811)	13,152,846	10,902,343	(521,777)	10,380,566
Raw materials	12,774,635	(244,336)	12,530,299	10,270,552	(218,878)	10,051,674
Products in process	1,510,973	0	1,510,973	2,001,425	0	2,001,425
Raw materials in transit	897,335	0	897,335	640,035	0	640,035
Total	28,412,600	(321,147)	28,091,453	23,814,355	(740,655)	23,073,700

Note 8 - Income Taxes and Deferred Income Taxes

For period ended March 31, 2009 the Company presented taxable retained earnings in the amount of ThCh$122,116,270 including profits with credit resulting from corporate income tax in the amount of ThCh$54,411,500 and profits without credit in the amount of ThCh$67,704,770. For the period ended March 31, 2008, the Company presented taxable retained earnings in the amount ThCh$23,137,145 including profits with credit resulting from corporate income tax in the amount of ThCh$9,880,648 and profits without credit in the amount of ThCh$13,256,497.

Short-term and long-term deferred tax assets and liabilities are shown as net balances in balance sheet.

	31-March-09				31-March-08
	Assets		Liabilities		Assets		Liabilities
	Short term	Long term	Short term	Long term	Short term	Long term	Short term	Long term
Temporary differences	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Allowance for doubtful accounts	348,923	91,343	0	0	281,551	21,047	0	0
Vacation provision	129,656	0	0	0	136,649	0	0	0
Production expenses	13,933	0	0	0	73,032	0	0	0
Depreciation of property, plant & equipment	0	0	186,201	5,761,376	0	0	140,115	5,664,334
Severance indemnities	88,970	0	10,626	86,437	5,103	0	23,311	190,517
Provision for assets write off	180,685	519,029	0	0	221,722	1,058,759	0	0
Provision for labor and commercial lawsuits	0	1,311,419	0	0	0	1,279,569	0	0
Tax loss carry-forwards	193,383	0	0	0	2,510,717	0	0	0
Others	630,273	117,461	161	200,000	559,144	617,668	24	0
Local bond issue expenses	0	0	0	91,007	0	0	0	150,967
Contingency allowance	0	327,433	0	0	0	256,188	0	0
Social contributions	637,172	0	0	0	1,490,082	0	0	0
Provision for participation in income	365,997	0	0	0	212,136	0	0	0
Exchange rate difference (FRN Debt- Brazil)	0	0	0	7,825,225	0	0	0	12,011,391
Temporary difference fiscal incentives Brazil	0	0	0	1,257,886	0	0	0	0
Unearned income	0	225,192	0	0	0	258,950	0	0
Others
Complementary accounts, net of amortization	0	0	0	(1,536,218)	0	0	0	(1,969,726)
Total	2,588,992	2,591,877	196,988	13,685,713	5,490,136	3,492,181	163,450	16,047,483

The following table contains information on income taxes at each year-end.

	31-March-09	31-March-08
	ThCh$	ThCh$
Current tax expense (tax allowance)	(5,623,963)	(7,576,874)
Deferred income tax expense/effect over assets or liabilities	(1,498,921)	326,575
Amortization of deferred income tax asset and liability complementary accounts	(102,270)	(88,555)
Other charges or credits	(12,794)	(804,388)
Total	(7,237,948)	(8,143,242)

Note 9 - Other Current Assets

	31-March-09	31-March-08
	ThCh$	ThCh$
Supplies	4,463,843	5,055,755
Forward agreement effects over existing inventories	179,471	760,523
Short term bonds discount	339,901	535,685
Wachovia Investment Fund (restricted)	0	95,966
Others	873,342	696,798
Total	5,856,557	7,144,727

Note 10 - Property, Plant and Equipment

Property, plant and equipment consist principally of land, buildings, improvements and machinery. Machinery and equipment includes production lines and supporting equipment; sugar processing and liquefaction equipment; transportation machinery; and computer equipment.  The Company has purchased insurance to cover its fixed assets and inventories.  These assets are geographically distributed as follows:

Chile

:

Santiago, Puente Alto, Maipú, Renca, Rancagua, San Antonio and Rengo

Argentina

:

Buenos Aires, Mendoza, Cordoba, and Rosario

Brazil

:

Rio de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguaçu, Espírito Santo and Vitoria.

a) Main components of property, plant and equipment
	Balances at March 31, 2009			Balances at March 30, 2008
	Assets	Accumulated depreciation	Net, property, plant and equipment	Assets	Accumulated depreciation	Net, property, plant and equipment

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Land	19,356,665	0	19,356,665	17,669,090	0	17,669,090
Buildings and improvements	117,775,655	(46,483,198)	71,292,457	98,177,315	(36,625,580)	61,551,735
Machinery and equipment	278,887,237	(218,140,150)	60,747,087	224,679,670	(175,528,875)	49,150,795
Other property, plant and equipment	271,998,657	(215,439,798)	56,558,859	228,446,473	(186,589,486)	41,856,987
Technical reappraisal of property, plant & equipment	2,350,481	(717,415)	1,633,066	2,348,162	(714,010)	1,634,152
Total	690,368,695	(480,780,561)	209,588,134	571,320,710	(399,457,951)	171,862,759

b) Other property, plant and equipment
	31-March-09	31-March-08
	ThCh$	ThCh$
Containers	159,711,937	133,091,191
Refrigerating equipment, promotional items and other minor assets	64,944,719	55,937,465
Furniture and tools	11,371,743	7,824,374
Other	35,970,258	31,593,443
Total other property, plant and equipment	271,998,657	228,446,473

c) Technical reappraisal of property, plant and equipment

	Balances at March 31, 2009			Balances at March 31, 2008
	Assets	Accumulated depreciation	Net, property, plant and equipment	Assets	Accumulated depreciation	Net, property, plant and equipment

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Land	1,569,096	0	1,569,096	1,568,339	0	1,568,339
Buildings and improvements	219,673	(160,349)	59,324	219,567	(159,901)	59,666
Machinery and equipment	561,712	(557,066)	4,646	560,256	(554,109)	6,147
Total	2,350,481	(717,415)	1,633,066	2,348,162	(714,010)	1,634,152

d) Depreciation for the year

Depreciation charges for the period amounted to ThCh$ 8,476,357 (ThCh$ 7,718,629 in 2008) of which ThCh$ 5,797,062 (ThCh$ 6,132,454 in 2008) are included under Operating Costs and ThCh$ 2,679,295 (ThCh$ 1,586,174 in 2008) under Sales and Administrative Expenses in the income statement.

Note 11 - Investment in Unconsolidated Affiliates

1.

Investments in unconsolidated affiliates and the corresponding direct shareholding in equity, as well as the recognition of unrealized income at year end of the respective years, are shown in the table attached.

Company	Country	Functional	N° of Shares	Ownership Interest		Equity of companies		Income (loss) for the period		Accrued income		Partic. in net income (loss)		Unrealized income (loss)		Accounting value of investment
				2009	2008	2009	2008	2009	2008	2008	2007	2008	2007	2008	2007	2008	2007
		Currency		%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
ENVASES CMF S.A.	CHILE	Ch$	28,000	50%	50%	35,814,128	40,844,739	806,959	941,766	240,531	190,183	17,907,064	20,422,369	1,016,646	1,101,061	16,890,418	19,321,308
ENVASES CENTRAL S.A.	CHILE	Ch$	1,499,398	49%	49%	5,534,472	5,062,462	5,361	(33,509)	(4,330)	(23,158)	2,762,255	2,526,674	257,100	255,956	2,505,155	2,270,718
KAIK PARTIPACOES LTDA.	BRAZIL	US$	16,098,919	11%	11%	9,221,013	8,411,350	1,117,697	(558,765)	126,520	(63,251)	1,043,791	952,140	0	0	1,043,791	952,140
HOLDFAB PARTIC. LTDA.	BRAZIL	US$	1,283,158,339	14%	14%	45,308,502	248,125,391	(313,617)	1,161,880	(46,202)	171,166	6,674,846	3,655,359	0	0	6,674,846	3,655,359
VITAL AGUAS S.A.	CHILE	Ch$	5,650	56%	56%	3,120,112	3,191,073	33,602	66,580	13,793	31,408	1,762,863	1,802,956	0	0	1,762,863	1,802,956
Total												30,150,819	29,359,498	1,273,746	1,357,017	28,877,073	28,002,481

Note 11 - Investment in Unconsolidated Affiliates (continued)

The main changes occurred in the reported periods are described below:

Centralli Refrigerantes S.A. shows negative equity, which has been duly provided for.

The investment in Kaik Participações Ltda. (Brazil) where Embotelladora Andina S.A. holds an indirect ownership of 11.32% has been accounted for under the equity method, since the Company has a significant influence through one of its directors, who participates in the process of setting policies, operating and financial decision-making in accordance with the ownership structure which is exclusive owned by the Coca-Cola bottlers in Brazil

The investment in Envases Central S.A. is presented with a 48% reduction (the percentage share on the date of transaction) of the earnings generated during the sale to Envases Central during December 1996 for property located in Renca, because this transaction represents unrealized income for Embotelladora Andina S.A.  The amount of the reduction is reflected in the following chart.  This transaction will be realized once the property is transferred to a third party different from the group.

The investment in Envases CMF S.A. is presented with a 50% reduction of the earnings generated during the sale of machinery and equipment of our subsidiary Envases Multipack S.A. which took place in June, 2001, and that is recorded under Results during the remaining useful life period of the goods sold to Envases CMF S.A.

Unrealized income corresponds to transactions between subsidiaries and/or the parent company that have been deducted or added to the category of the originating asset with the following effect on income of the subsidiaries:

Envases CMF S.A. (purchase of property, plant and equipment: bottles): ThCh$ -186.102 in 2009 (ThCh$ -280,701 in 2008)

Vital Aguas S.A. (purchase of finished products): ThCh$-5,192 in 2009 (ThCh$-6,209 in 2008)

Envases Central S.A. (purchase of finished products): ThCh$ -7,006 in 2009 (ThCh$ -6,434 in 2008)

2.

No liabilities have been designated as hedging instruments for investments abroad.

3.

Income likely to be remitted by subsidiaries abroad amounts to US$304 million.

Note 12 - Goodwill

Company	31-March-2009		31-March-2008
	Amortization during the period	Goodwill balance	Amortization during the period	Goodwill balance
	ThCh$	ThCh$	ThCh$	ThCh$
RIO DE JANEIRO REFRESCOS LTDA.	989,878	36,684,603	786,052	32,393,368
EMBOTELLADORA DEL ATLÁNTICO S.A.	763,936	21,437,755	604,830	19,392,220
Total	1,753,814	58,122,358	1,390,882	51,785,588

Note 13 - Other Long Term Assets

	31-March-2009	31-March-2008
	ThCh$	ThCh$
Transfer fiscal credits (Brazil)	6,828,639	5,185,035
Judicial deposits (Brazil)	6,402,637	6,634,842
Prepaid expenses	2,881,267	3,390,717
Bond issuance and placement discounts and expenses	2,636,306	2,997,815
Spare parts	2,218,431	2,141,270
Non operating assets	1,442,841	1,218,437
Others	101,892	64,315
Total	22,512,013	21,632,431

Note 14 - Short-Term Bank Borrowings

a) Short term bank liabilities

	Currency or indexation adjustment
Bank or Financial Institution	Other foreign currencies		TOTAL
	2009	2008	2009	2008
	ThCh$	ThCh$	ThCh$	ThCh$
BANCO DO BRASIL (BRASIL)	0	1,436,280	0	1,436,280
BANCO SANTANDER	9,094	0	9,094	0
BANCO NVO SANTA FE	18,188	0	18,188	0
BANCO BBVA FRANCES	1,826,175	0	1,826,175	0
Total	1,853,457	1,436,280	1,853,457	1,436,280
Principal due	1,567,920	1,436,280	1,567,920	1,436,280

Annual average interest rate	18.00%	6.75%
Foreign currency liabilities	100.00%

b) Long term bank liabilities (short term portion)

	Currency or indexation adjustment
Bank or Financial Institution	Other foreign currencies		TOTAL
	2009	2008	2009	2008
	ThCh$	ThCh$	ThCh$	ThCh$
BANCO ALFA	105,719	111,199	105,719	111,199
BANCO VOTORATIM (BRAZIL)	102,783	1,888	102,783	1,888
Total	208,502	113,087	208,502	113,087
Principal due	207,765	113,087	207,765	113,087

Annual average interest rate	10.51%	11.89%
Foreign currency liabilities	100.00%

Note 15 - Long-Term Bank Borrowings

	Currency	Years to maturity		Total long term	Annual average interest rate	Total long term
Bank or Financial Institution	or indexation adjustment	More than 1 up to 2	More than 2 up to 3	at March 31, 2009		at March 31, 2008
		ThCh$	ThCh$	ThCh$	%	ThCh$
BANCO ALFA	Other currencies	106,290	17,765	124,055	10.79	239,785
BANCO VOTORANTIM	Other currencies	103,355	103,850	207,205	9.40	429,863
TOTAL		209,645	121,615	331,260		669,648
Foreign currency liabilities	100%

Note 16 – Long and Short-Term Bonds Payable

1.

Current risk rating of bonds is as follows:

BONDS ISSUED IN THE US MARKET

A

:

Rating according to Fitch Ratings Ltd.

BBB+

:

Rating according to Standard & Poor’s

BONDS ISSUED IN THE LOCAL MARKET

AA+

:

Rating according to Fitch Chile Clasificadora de Riesgo Ltda.

AA

:

Rating according to Feller Rate Clasificadora de Riesgo Ltda.

2. Bond repurchases.

During 2000, 2001, 2002, 2007 and 2008, Embotelladora Andina S.A. repurchased bonds issued in the U.S. market through its subsidiary, Abisa Corp S.A. for a total amount of US$350 million of which US$200 million are outstanding and presented deducting the long term liability from the bonds payable account.

3.

Bonds issued by the subsidiary Rio de Janeiro Refrescos Ltda. (RJR).

The subsidiary RJR has liabilities corresponding to an issuance of bonds for US$75 million maturing in December 2012 and semiannual interest payments. At period end, all such bonds are wholly-owned by the subsidiary Abisa Corp. Consequently, the effects of such transactions have been eliminated from these consolidated financial statements, both in the balance sheet and in the consolidated statement of income.

Note 16 – Long and Short-Term Bonds Payable (continued)

The following table contains more information on Bonds Payable:

Instrument subscription or ID N°	Series	Current nominal value	Currency	Interest rate	Maturity date	Term		Par value		Placement in Chile or abroad
						Interest paid	Amortization period	2009	2008
Current portion of bonds payable								ThCh$	ThCh$
Register 254 SVS June 13, 2001 capital and interest	A	-	UF	6.20%	01-Jun-08	Semiannual	Jun-08	0	7,041,695	Chile
Register 254 SVS June 13, 2001 capital and interest	B	3,700,000	UF	6.50%	01-Jun-26	Semiannual	Dec-09	3,934,739	1,650,115	Chile
Total current maturities								3,934,739	8,691,810
Long term portion of bonds payable
Yankee bonds	B	-	US$ Exchange rate	7.63%	01-Oct-27	Semiannual	Oct-27	0	923,568	Abroad
Register 254 SVS June 13, 2001	B	3,700,000	UF	6.50%	01-Jun-26	Semiannual	Dec-09	75,270,233	77,377,260	Chile
Total long term								75,270,233	78,300,828

Note 17 - Provisions and Write-Offs

	Short term		Long term

	2009	2008	2009	2008
Provisions	ThCh$	ThCh$	ThCh$	ThCh$
Taxation on banking transactions and social contributions (Brazil)	2,789,249	2,751,747	4,648,747	7,022,910
Staff severance indemnities	912,471	728,318	8,720,991	6,788,907
Contingencies	40,516	50,282	2,295,662	2,326,312
TOTAL	3,742,236	3,530,347	15,665,400	16,138,129

Note 18 - Staff Severance Indemnities

	March 31, 2009	March 31, 2008
Staff Severance Indemnities	ThCh$	ThCh$
Beginning balance	9,179,042	7,519,518
Provision for the period	640,517	98,208
Payments	(186,097)	(100,501)
Ending balance	9,633,462	7,517,225

Note 19 - Minority Interest

	March 31, 2009	March 31, 2008
LIABILITIES	ThCh$	ThCh$
Embotelladora del Atlántico S.A.	11,442	8,929
Andina Inversiones Societarias S.A.	21	19
	11,463	8,948

	March 31, 2009	March 31, 2008
INCOME STATEMENT	ThCh$	ThCh$
Embotelladora del Atlántico S.A.	(809)	(514)
Andina Inversiones Societarias S.A.	0	(2)
	(809)	(516)

Note 20 - Changes in Shareholders’ Equity

The movement in Shareholders’ Equity, Dividend Distribution and Other Reserves is detailed in the following table:

	March 31,2009						March 31,2008
	Paid in Capital	Capital revalued reserve	Other Reserves	Accumulated Income	Interim Dividends	Net Income	Paid in Capital	Capital revalued reserve	Other Reserves	Accumulated Income	Interim Dividends	Net Income
	ThCh$			ThCh$	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance	236,327,716	0	9,055,154	23,201,754	(17,171,979)	94,835,957	217,013,513	0	(11,443,442)	11,171,454	(17,194,331)	81,601,944
Distribution of prior year income	0	0	0	77,663,978	17,171,979	(94,835,957)	0	0	0	64,407,613	17,194,331	(81,601,944)
Translation adjustment reserve	0	0	(9,615,766)	0	0	0	0	0	(14,630,510)	0	0	0
Capital revalued	0	(5,435,537)	(208,270)	(2,319,915)	0	0	0	1,736,108	(91,548)	604,633	0	0
Income for the period	0	0	0	0	0	22,681,030	0	0	0	0	0	20,844,113
Ending balance	236,327,716	(5,435,537)	(768,882)	98,545,817	0	22,681,030	217,013,513	1,736,108	(26,165,500)	76,183,700	0	20,844,113
Price level restated balances							228,949,256	1,831,594	(27,604,602)	80,373,803	0	21,990,539

Note 21 - Changes in Shareholders’ Equity (continued)

Number of shares
Series	Subscribed shares	Paid in shares	Number of shares with voting rights
A	380,137,271	380,137,271	380,137,271
B	380,137,271	380,137,271	380,137,271

Capital
Series	Subscribed capital	Paid in capital
	ThCh$	ThCh$
A	118,163,858	118,163,858
B	118,163,858	118,163,858

Other Reserves

Balance of Other Reserves is composed as follows:
	2009	2008
	ThCh$	ThCh$

Reserve for cumulative translation adjustments(1)	(1,921,862)	(28,757,058)
Reserve for technical reappraisal of property, plant and equipment	69,362	71,555
Other	1,083,618	1,080,901
Total	(768,882)	(27,604,602)

(1)  The Reserve for cumulative translation adjustments was established in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants and regulations specified under Circular letter No. 5,294 from the SVS.

The activity in the Reserve for cumulative translation adjustments was as follows:

	Balance	Foreign exchange rate generated during the period	Reserve release / realized(*)	Balance
Company	01-Jan-08	Investment		March 31, 2009
	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	4,396,518	(6,225,593)	(19,892)	(1,848,967)
Embotelladora del Atlántico S.A.	3,297,357	(3,370,252)	0	(72,895)
Total	7,693,875	(9,595,845)	(19,892)	(1,921,862)

(*) Reserve realized resulted from dividends paid by our subsidiary Río de Janeiro Refrescos Ltda.

Note 22 - Other Non-Operating Income and Expenses

Other non-operating income during the period was as follows:	2009	2008
	ThCh$	ThCh$
Reverse provision property, plant & equipment devalued	0	5,164,636
Conversion adjustment reserve realized(2)	19,892	0
Other income	559,063	140,932
Sub-total	578,955	5,305,568
Translation of financial statements(1)	103,628	0
Total	682,583	5,305,568

Other non-operating expenses during the period was as follows:
Conversion adjustment reserve realized(2)	0	(1,677,731)
Bank taxes(3)	(649,528)	(500,814)
Provision for labor and commercial lawsuits	(133,298)	(173,827)
Provision loss of investment in Centralli	(23,726)	(10,554)
Loss on sale of property, plant and equipment	(10,494)	(18,374)
Effect of rate exchange over calculation of severance payments	(276,002)	0
Others	(170,822)	(277,131)
Sub-total	(1,263,870)	(2,658,431)
Translation of financial statements(1)	0	(655,597)
Total	(1,263,870)	(3,314,028)

(1) This refers to the effects of the translation of the financial statements corresponding to investment in foreign companies (translation of local currency to US dollars), in accordance with Technical Bulletin N°64 issued by the Chilean Institute of Accountants, which are presented as Other Non Operating Income and/or expenses accordingly.

(2) This refers to the release of conversion adjustment reserves due to dividend payments carried out at our subsidiary Rio de Janeiro Refrescos Ltda. and the remittance of capital and dividend distribution by Embotelladora del Atlántico S.A. during the 2008 and 2007 period, respectively.

(3) This refers to taxes charged in the normal course of business due to banking Accounts movements in our foreign subsidiaries and are not related to the obtaining of financial resources.

Note 23- Price-Level Restatement

	Adjustment index	March 31, 2009	March 31, 2008
Assets - (charges)/credits		ThCh$	ThCh$
Inventories	CPI	(234,250)	(33,181)
Property, plant and equipment	CPI	(2,366,714)	774,990
Investments in related companies	CPI	(4,160,711)	1,552,546
Cash, Time Deposits, Marketable Securities	CPI	(317,176)	243,688
Cash, Time Deposits, Marketable Securities	UF	(1,231)	562,893
Short term accounts receivable from related companies	UF	(595,972)	76,686
Short term accounts receivable from related companies	CPI	(487,072)	388,778
Recoverable taxes	CPI	(24,475)	2,368
Other current assets	UF	(1,300,334)	189,845
Other current assets	CPI	(153,930)	(17,034)
Other long term assets	UF	(7,253)	17
Other long term assets	CPI	(36,903)	18,129
Cost and expense accounts	CPI	(258,758)	122,125
Total (charges) credits		(9,944,779)	3,881,850

Liabilities - (charges)/credits
Shareholders’ equity	CPI	7,963,722	(2,372,899)
Short and long term bonds payable	UF	1,816,008	(844,523)
Short and long term bonds payable	CPI	0	(28,885)
Short term accounts receivable from related companies	UF	483,740	(276,360)
Short term accounts receivable from related companies	CPI	108,409	(114,859)
Other current liabilities	UF	(3,822)	127,157
Other current liabilities	CPI	(80,518)	(47,119)
Other long term liabilities	CPI	134,351	(113,015)
Income accounts	CPI	371,091	(165,296)
Total (charges) credits		10,792,981	(3,835,799)
Price-level restatement (loss) gain		848,202	46,051

Note 24 - Exchange Gains/Losses

	Currency	March 31, 2009	March 31, 2008
Assets - (charges)/credits		ThCh$	ThCh$
Cash	US$	100,604	1,637
Time deposits	US$	(604,688)	0
Marketable securities (net)	US$	(425,046)	(4,821,279)
Trade accounts receivable	US$	(126)	446
Other debtors (net)	US$	(42,868)	(4,101)
Accounts receivable related companies short term	US$	(2,941,870)	(5,693,983)
Other current assets	US$	422,123	345,520
Other assets	US$	0	(126,863)
Total (charges)/credits		(3,491,871)	(10,298,623)

Liabilities - (Charges) / credits
Accounts payable	US$	92,480	67,596
Notes and accounts payable related companies	US$	(115,452)	15,109
Provisions	US$	18,314	15,326
Bonds payable long term	US$	0	931,955
Other liabilities	US$	0	(147,068)
Prepaid income	US$	0	58,583
Total (charges) credits		(4,658)	941,501
Foreign exchange gain (loss) on income		(3,496,529)	(9,357,122)

Note 25 - Share and Debt Security Issue and Placement Expenses

Bond issue and placement expenses are presented in other current assets and other long-term assets and are amortized on a straight-line basis over the term of the debt issued. Amortization is presented as financial expenses.

Bonds issued in the US market:

Debt issue costs and discounts have all been amortized, as a result of the repurchase of Bonds reported in note 16.

Bonds issued in the local market:

Debt issue costs and interest rate differences net of amortization as of the end of the period amounted to ThCh$2,976,207 (ThCh$3,533,500 in 2008).  Disbursements for risk rating reports, legal and financial advisory services, printing and placement fees are included as Debt issue costs.

Amortization for the period 2009 amounted to ThCh$58,929 (ThCh$103,698 in 2008).

Note 26 - Consolidated Statement of Cash Flows

For the projection of future cash flows, there are no transactions and events to consider which have not been revealed in these financial statements and accompanying notes.

The following table presents an itemization of the movement of assets and liabilities not affecting the cash flow in the period, but compromising future cash flows.

	31-Mar-09	Maturity date	31-Mar-08	Maturity date
	ThCh$		ThCh$
Expected cash outflow
Expenses
Dividend payment	(11,279,813)	30-Apr-09	(7,689,232)	24-Apr-08
Dividend payment	(34,326,396)	28-May-09	(50,513,647)	15-May-08
Addition to property, plant and equipment	(402,950)	30-Apr-09	(357,083)	30-Apr-08
Addition to property, plant and equipment	(991,930)	15-May-09	(2,457,078)	15-May-08
Addition to property, plant and equipment	(133,518)	31-May-09	(268,284)	31-May-08
Addition to property, plant and equipment	0		(14,459)	30-Jun-08
Total expenses	(47,134,607)		(61,299,783)

Expected cash inflow
Income
Sale of property, plant and equipment	24,422	30-Apr-09	10,316	30-Apr-08
Total income	24,422		10,316
Total net	(47,110,185)		(61,289,467)

Note 27 - Derivative Contracts

Derivative contracts at March 31, 2009 were as follows:

						Hedged item or Transaction			Assets / Liabilities		Effect on income
Derivative	Contract	Value	Maturity period	Specific Item	Position Purchase / Sale	Concept	Amount	Hedged Item Value	Item	Amount	Realized	Unrealized
		ThCh$					ThCh$	ThCh$		ThCh$	ThCh$	ThCh$
FR	CCPE	6,238,290	2nd Quarter 2009	US$ Exchange Rate	S	Foreign currency financial investment	6,238,290	6,417,762	Other current assets	179,471	179,471	0
FR	CCTE	4,724,406	2nd Quarter 2009	US$ Exchange Rate	P	Suppliers foreign currency	4,691,778	0	Other current assets & liabilities	32,628	0	32,628
FR	CCTE	5,249,340	3rd Quarter 2009	US$ Exchange Rate	P	Suppliers foreign currency	5,440,742	0	Other current assets & liabilities	191,402	0	(191,402)
FR	CCTE	5,249,340	4th Quarter 2009	US$ Exchange Rate	P	Suppliers foreign currency	5,632,692	0	Other current assets & liabilities	383,352	0	(383,352)

Note 28 - Contingencies and Restrictions

a.

Litigation and other legal actions:

There are various judicial actions and other out-of-court claims pending against the Company incidental to its business and operations. Management believes, based on the opinion of its legal counsel, that none of these proceedings will have a material adverse effect on the Company’s financial position or result of operations.

Current lawsuits and other legal actions are described below.

1)

Embotelladora del Atlántico S.A. faces labor and other lawsuits.  Accounting provisions to back any probable loss contingency stemming from these lawsuits, amounts to ThCh$1,344,447 (ThCh$1,407,421 in 2008).  In accordance with its legal counsel’s opinion, the Company deems improbable that contingencies without provisions may affect the results or equity of the Company.

2)

Rio de Janeiro Refrescos Ltda. faces labor, tax and other lawsuits. Accounting provisions to back any probable loss contingency arising from these lawsuits, amounts to ThCh$946,894 (ThCh$918,891 in 2008).  In accordance with its legal counsel’s opinion, the Company deems improbable that contingencies without provisions may affect the results or equity of the Company.

3)

Embotelladora Andina S.A. faces, labor, tax, commercial and other lawsuits.  Accounting provisions to back any probable loss contingency stemming from these lawsuits, amounts to ThCh$7,423 (ThCh$50,282 in 2008).   In accordance with its legal counsel’s opinion, the Company deems improbable that contingencies without provisions may affect the results or equity of the Company.

b.

Restrictions

The bond issue and placement on the US market for US$ 200 million is subject to certain restrictions against preventive attachments, sale and leaseback transactions, sale of assets, subsidiary debt and certain conditions in the event of a merger or consolidation.

The bond issue and placement in the Chilean market for UF 3,700,000 is subject to the following restrictions:

Leverage ratio, defined as the total financial debt/shareholder’s equity plus minority interest should be less than 1.20 times.

Financial debt shall be deemed Consolidated Finance Liabilities which include: (i) short-term bank liabilities, (ii) short-term portion of long-term bank liabilities, (iii) short-term bonds payable-promissory notes, (iv) short-term portion of bonds payable, (v) long-term bank liabilities, and (vi) long-term bonds payable.  Consolidated equity means Total equity plus Minority Interest.

Consolidated assets are to be free of any pledge, mortgage or other encumbrance for an amount equal to at least 1.30 times the consolidated liabilities that are not guaranteed by the investee.

Andina must retain and, in no way, lose, sell, assign or dispose of to a third party the geographical zone denominated “Región Metropolitana”, as a franchised territory in Chile by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands in accordance with the respective Bottling agreement, renewable from time to time.

Andina shall not lose, sell, assign or dispose of to a third party any other territory in Brazil or Argentina that is currently franchised to Andina by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands of the franchisor, as long as the referred territory represents more than forty percent of the Company’s Consolidated Operating Cash Flows.

Note 28 - Contingencies and Restrictions (continued)

c.

Direct guarantees

Guarantees at March 31, 2009 are presented on the following table:

						Balances pending at March 31,		Guaranty release March 31,
Guarantee creditor			Type of guaranty	Assets involved
	Debtor	Relation		Type	Accounting Value	2009	2008	2010	2011
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
ESTADO RIO DE JANEIRO	RIO DE JANEIRO REFRESCOS LTDA.	Subsidiary	Mortgage	Real estate	13,135,726	10,230,603	10,721,224	0	0
PODER JUDICIARIO	RIO DE JANEIRO REFRESCOS LTDA.	Subsidiary	Judicial Deposit	Judicial deposit	10,897,806	0	0	0	0
ADUANA DE EZEIZA	EMBOTELLADORA DEL ATLANTICO S.A.	Subsidiary	Guaranty insurance	Inventories	29,947	0	0	0	0
AGA S.A.	EMBOTELLADORA ANDINA S.A.	Parent company	Guaranty receipt	Agreement	0	0	0	0	174,978
MUNICIPALIDAD DE SANTIAGO	EMBOTELLADORA ANDINA S.A.	Parent company	Guaranty receipt	Guaranty Receipt	0	11,728	11,702	0	0
ESCUELA MILITAR	EMBOTELLADORA ANDINA S.A.	Parent company	Guaranty receipt	Guaranty Receipt	0	0	0	1,525	0

Note 29 - Guarantees from Third Parties

Guarantees from Third Parties at March 31, 2009 were as follows:

Guarantor	Relationship	Type of Guarantee	Amount	Currency	Transaction

RUSSEL W. COFFIN	Subsidiary	Letter of Credit	39,870,775	US$	Purchase of Nitvitgov Refrigerantes S.A.
CONFAB	Subsidiary	Mortgage	30,000,000	US$	Purchase of Rio de Janeiro Refrescos Ltda.
SEVERAL CLIENTS	Subsidiary	Deposits	2,799,689	US$	Guaranty over containers
SOC. COM. CHAMPFER	Subsidiary	Mortgage	1,283,109	US$	Distributor credit
ATANOR	Subsidiary	Guaranty Receipt	1,009,291	US$	Supplier
MAC COKE DIST. BEB.	Subsidiary	Mortgage	837,941	US$	Distributor credit
ATANOR	Subsidiary	Guaranty Receipt	756,968	US$	Supplier
ATANOR	Subsidiary	Guaranty Receipt	756,968	US$	Supplier
ATANOR	Subsidiary	Guaranty Receipt	756,968	US$	Supplier
FRANCISCANA DIST.	Subsidiary	Mortgage	630,615	US$	Distributor credit
DIST REAL COLA	Subsidiary	Mortgage	609,019	US$	Distributor credit
AGA S.A.	Parent Company	Receipt	600,000	US$	Supplier agreement
ZULEMAR COMERCIO DE BEBIDAS	Subsidiary	Mortgage	507,516	US$	Distributor credit
ECOPRENEUR SA	Subsidiary	Guaranty Receipt	439,427	US$	Supplier
ASXT FLUMINENSE DIST. BEBIDAS	Subsidiary	Mortgage	370,594	US$	Distributor credit
BEST SELECT CHILE S.A.	Parent Company	Receipt	202,083,656	Ch$	Supermarket resupplying agreement
MOTTA DISTRIBUIDORA DE BEBIDAS	Subsidiary	Mortgage	323,946	US$	Distributor credit
ROSAS DE CASIMIRO	Subsidiary	Mortgage	304,077	US$	Distributor credit
AGUIAR DIST. DE BEBIDAS	Subsidiary	Mortgage	295,871	US$	Distributor credit
SOBERANA DE CARMO DIST BEB	Subsidiary	Mortgage	265,636	US$	Distributor credit
ECOPRENEUR SA	Subsidiary	Guaranty Receipt	194,881	US$	Supplier
CATERING ARGENTINA S.A.	Subsidiary	Guaranty Receipt	137,066	US$	Supplier

Note 30 - Local and Foreign Currency

Assets at March 31, 2009 and 2008 were composed of local and foreign currencies as follows:

		March 31, 2009	March 31, 2008
Current Assets	Currency	ThCh$	ThCh$
Cash	Non-indexed Ch$	2,573,901	3,951,039
-	Indexed Ch$	0	847,552
-	US$	6,584,380	3,738,005
-	AR$	1,210,357	606,594
-	R$	8,046,970	11,448,749
Time Deposits	Indexed Ch$	75,235,593	0
-	Non-indexed Ch$	7,020,942	68,716,754
-	AR$	0	19,068
-	R$	3,808,638	95,595
Marketable Securities (Net)	Non-indexed Ch$	29,367,581	7,813,119
-	US$	9,792,583	58,027,323
-	AR$	0	286,625
Trade Accounts Receivable (Net)	Non-indexed Ch$	16,838,448	15,817,263
-	Indexed Ch$	0	89,485
-	US$	459,279	402,526
-	AR$	2,891,056	2,202,618
-	R$	14,446,929	13,479,351
Notes Receivable	Non-indexed Ch$	8,084,758	7,225,791
-	AR$	609,371	462,651
-	R$	1,941,861	2,212,494
Other Debtors (Net)	Non-indexed Ch$	7,985,981	4,741,756
-	Indexed Ch$	0	698,896
-	US$	117,325	52,204
-	AR$	3,240,441	2,152,737
-	R$	3,747,984	7,276,371
Notes Receivable Related Companies	Non-indexed Ch$	1,044,176	913,695
Inventories (Net)	Non-indexed Ch$	2,938,889	262,296
-	Indexed Ch$	4,772,055	4,949,531
-	US$	1,104,289	3,280,593
-	AR$	7,700,668	4,897,124
-	R$	11,575,552	9,684,156
Recoverable Taxes	Indexed Ch$	749,961	1,695,338
-	Non-indexed Ch$	1,910,857	179,880
-	AR$	386,484	1,124,127
-	R$	201,031	157,707
Prepaid Expenses	Non-indexed Ch$	1,698,650	1,456,654

		March 31, 2009	March 31, 2008
Current Assets	Currency	ThCh$	ThCh$
-	Indexed Ch$	0	55,216
-	US$	0	20,705
-	AR$	258,961	210,784
-	R$	899,130	765,146
Deferred Taxes	Non-indexed Ch$	353,227	659,756
-	Indexed Ch$	0	61,502
-	AR$	533,195	0
-	R$	1,505,582	4,605,428
Other Current Assets	Indexed Ch$	200,061	140,811
-	Non-indexed Ch$	1,779,715	1,892,229
-	US$	2,802,303	1,559,739
-	AR$	1,074,478	710,822
-	R$	0	2,841,126
Property, Plant and Equipment
Property, Plant and Equipment	Indexed Ch$	94,335,732	92,918,416
-	US$	115,252,402	78,944,343
Other Assets
Investments in Related Companies	Indexed Ch$	21,158,436	23,394,983
-	R$	7,718,637	4,607,498
Investments in Other Companies	Indexed Ch$	56,016	48,614
-	US$	68,020	82,889
Goodwill	Indexed Ch$	950,520	1,114,827
-	US$	57,171,838	50,670,761
Long Term Debtors	AR$	7,255	13,307
-	Indexed Ch$	4,571	14,437
-	R$	0	5,500
Notes Receivable Related Companies	Indexed Ch$	35,979	60,447
Intangibles	US$	333,551	368,579
-	Non-indexed Ch$	337,242	21,523
Amortization	US$	(187,623)	(239,841)
Others	Non-indexed Ch$	1,298,635	2,040,690
-	Indexed Ch$	2,636,308	3,281,601
-	US$	10,065	1,109,858
-	AR$	3,054,940	2,719,767
-	R$	15,512,065	12,480,515

Total Assets	Non-indexed Ch$	83,233,002	115,692,445
	Indexed Ch$	200,135,232	129,371,656
	US$	193,508,412	198,017,684
	AR$	20,967,206	15,406,224
	R$	69,404,379	69,659,636

Note 30 - Local and Foreign Currency (continued)

Current liabilities at March 31, 2009 and 2008 denominated in local and foreign currencies were as follows:

		Up to 90 days				90 days to 1 year
		March 31, 2009		March 31, 2008		March 31, 2009		March 31, 2008
	Currency	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Short term bank liabilities	R$	0		1,436,280	6.75%	0		0
-	AR$	1,853,457	18.00%	0		0		0
Long term bank liabilities	R$	0		113,087	11.89%	208,502	10.51%	0
Bonds payable	Indexed-Ch$	3,934,739	6.50%	8,691,810	6.26%	0		0
Dividends payable	Non-Indexed Ch$	159,873		244,163		0		0
-	AR$	5,337		3,980		0		0
Accounts payable	Non-Indexed Ch$	25,743,687		30,544,196		0		0
-	US$	1,703,380		3,337,881		0		0
-	AR$	11,181,907		6,792,531		0		0
-	R$	14,150,938		8,059,427		0		0
-	EURO$	18,070		0		0		0
Other creditors	US$	104,508		82,743		0		0
-	AR$	134,798		55,015		76,192		102,897
-	R$	3,581,434		4,834,062		0		0
Notes and accounts payable related companies	Non-Indexed Ch$	8,198,750		5,449,961		0		0
-	AR$	1,875,576		1,550,651		0		0
-	R$	1,683,699		2,652,065		0		0
Provisions	Non-Indexed Ch$	919,894		778,601		0		0
-	R$	0		0		2,822,342		2,751,746
Withholdings	Non-Indexed Ch$	8,098,941		6,802,300		0		0
-	AR$	6,496,104		4,008,102		0		0
-	R$	0		0		586,241		2,750,882
Income taxes	Non-Indexed Ch$	967,179		3,038,647		0		0
-	AR$	2,423,638		2,903,395		0		0
-	R$	0		0		881,191		598,990
Unearned income	Non-Indexed Ch$	0		546,691		0		0
Other current liabilities	Non-Indexed Ch$	1,243,745		1,389,180		0		0
Total current liabilities	R$	19,416,071		17,094,921		4,498,276		6,101,618
	AR$	23,970,817		15,313,674		76,192		102,897
	Indexed-Ch$	3,934,739		8,691,810		0		0
	US$	1,807,888		3,420,624		0		0
	Non-Indexed Ch$	45,332,069		48,793,739		0		0
	EURO$	18,070		0		0		0

Note 30 - Local and Foreign Currency (continued)

Long term liabilities at March 31, 2009 were composed of local and foreign currencies as follows:

	Currency	1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
		ThCh$		ThCh$		ThCh$		ThCh$
Long term bank liabilities	R$	331,260	9.92%	0		0		0
Bonds payable long term	Indexed Ch$	9,123,665	6.50%	9,123,665	6.50%	9,123,665	6.50%	47,899,238	6.50%
Other creditors	AR$	47,530		0		0		0
Notes and accounts payable related companies	Non-indexed Ch$	2,923,935		0		0		0
Provisions	Non-indexed Ch$	1,068,931		0		0		0
-	Indexed Ch$	0		0		0		7,652,060
-	AR$	1,344,447		0		0		0
-	R$	5,599,962		0		0		0
Deferred taxes	Non-indexed Ch$	993,097		0		0		0
-	AR$	0		1,422,475		0		0
-	R$	8,678,264		0		0		0
Other liabilities	Non-indexed Ch$	0		0		4,310,121		0
-	AR$	0		319,388		2,874,494		0
-	R$	3,996,305		0		0		0
Total long term liabilities	R$	18,605,791		0		0		0
-	Indexed Ch$	9,123,665		9,123,665		9,123,665		55,551,298
	AR$	1,391,977		1,741,863		2,874,494		0
	Non-indexed Ch$	4,985,963		0		4,310,121		0

Long term liabilities at March 31, 2008 were composed of local and foreign currencies as follows:

	Currency	1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Long term bank liabilities	$R	669,648		0		0		0
Long term bonds payable	Indexed Ch$	9,103,205	6.5%	9,103,205	6.5%	9,103,205	6.5%	50,067,630	6.50%
-	US$	0		0		0		923,583	7.63%
Other creditors	AR$	74,676		0		0		0
Notes and accounts payable related companies	Non-indexed Ch$	3,432,456		0		0		0
-	R$	0		0		0		0
Provisions	Non-indexed Ch$	792,207		0		0		0
-	Indexed Ch$	0		0		0		5,996,698
-	AR$	1,407,421		0		0		0
-	R$	7,941,803		0		0		0
Deferred taxes	R$	12,555,302		0		0		0
Other liabilities	Non-indexed Ch$	498,270		0		5,086,132		0
-	AR$	0		216,609		1,949,484		0
-	R$	4,157,290		0		0		0
Total long term liabilities	R$	25,324,043		0		0		0
-	Indexed Ch$	9,103,205		9,103,205		9,103,205		56,064,328
-	US$	0		0		0		923,583
-	AR$	1,482,097		216,609		1,949,484		0
-	Non-indexed Ch$	4,722,933		0		5,086,132		0

Note 31 – Penalties

The Company has not been subject to penalties by the SVS or any other administrative authority.

Note 32- Subsequent Events

Regular Shareholders’ Meeting Agreements

The following resolutions were adopted at the Shareholders’ Meeting held April 14, 2009:

1)

Renewal of the Board of Directors:

SERIES A SHARES DIRECTORS:

DIRECTOR	ALTERNATE DIRECTOR
HERIBERTO URZÚA SÁNCHEZ	GONZALO PAROT PALMA
JOSÉ ANTONIO GARCÉS SILVA (HIJO)	PATRICIO PARODI GIL
ARTURO MAJLIS ALBALA	CRISTIAN ALLIENDE ARRIAGADA
BRYAN J. SMITH	JORGE HURTADO GARRETÓN
GONZALO SAID HANDAL	JOSE MARIA EYZAGUIRRE BAEZA
SALVADOR SAID SOMAVIA	JOSÉ DOMINGO ELUCHANS URENDA
SERIES B SHARES DIRECTORS :

DIRECTOR	ALTERNATE DIRECTOR
JUAN CLARO GONZÁLEZ	ERNESTO BERTELSEN REPETTO

2)

The distribution of a Final Dividend Nº 165 on account of the fiscal year ending December 31, 2008.

a)  Ch$14.13 (fourteen pesos and 13/100) per each Series A share and;

b)  Ch$15.543 (fifteen pesos and 543/100) per each Series B share.

This dividend will be available to shareholders beginning April 30, 2009.

The Shareholders’ Registry will close on April 24, 2009.

3)

The distribution of an Additional Dividend Nº 166 on account of the Retained Earnings Fund.

a)  Ch$43.00 (forty three pesos) per each Series A share and;

b)  Ch$47.30 (forty seven pesos and 30/100) per each Series B share.

This dividend will be available to shareholders beginning May 28, 2009.

The Shareholders’ Registry will close on May 22, 2009.

Note 33 – Environment

Disbursements and commitments for this period related to environmental issues were according to the following table:

Name of the project associated with the disbursement	Concept for which disbursement was realized or will be realized	Accounting register Cost of Asset/ Expense	Description of asset or expense item	Amount Disbursed ThCh$	Certain or expected date of disbursement
Disbursements that are part of assets
Argentina
Effluents Plant	Investments in refurbishment of Effluents Plant (in the process of execution)	Property, plant & equipment	Works in progress	219,046	1° Quarter 2009
Effluents Plant	Investments in refurbishment of Effluents Plant (in the process of execution)	Property, plant & equipment	Works in progress	1,069,249	2°, 3° and 4° Quarter year 2009
Total Argentina				1,288,295
Brazil
Improvements in water quality	Improvements in water quality	Cost of Asset	Bomba Dosadora para ETA	26,221	2°, 3° and 4° Quarter year 2009
Improvements in water quality	Improvements in water quality	Cost of Asset	Extension project for capturing water from rain	600	2°, 3° and 4° Quarter year 2009
Improvements in water quality	Improvements in water quality	Cost of Asset	Remodeling of CEDAE - ETA water system	19,465	2°, 3° and 4° Quarter year 2009
Improvements in water quality	Improvements in water quality	Cost of Asset	Extension project for capturing water from rain	37,018	2°, 3° and 4° Quarter year 2009
Total Brazil				83,304
Chile
Hand Held Equipments Sales force (110)	Avoid printing paper	Cost of Asset	Hand Held equipment	88,962	2°, 3° and 4° Quarter year 2009
Air conditioning equipments (SA)	Avoid air pollution	Cost of Asset	Air conditioning equipments	1,98	2°, 3° and 4° Quarter year 2009

Replacement of air compressors	Save energy	Cost of Asset	Latest technology compressors	2,352	2°, 3° and 4° Quarter year 2009
Total Chile				93,294
Total Assets				1,464,893
Disbursements charged to expenses
Argentina
Ecological Island	Service of selective residue collection	Expense	Services	63,681	1° Quarter 2009
Ecological Island	Collection of residues	Expense	Services	9,638	1° Quarter 2009
Ecological Island	Crushing boxes	Expense	Services	3,92	1° Quarter 2009
Ecological Island	AE rental	Expense	Rentals	1,76	1° Quarter 2009
Effluents Plant	External analysis of effluents in Cordoba	Expense	Services	716	1° Quarter 2009
Waste Managements	Anti-spill containers and kits	Expense	Materials	267	1° Quarter 2009
Legal counseling	Counseling on environment legislation	Expense	Fees	470	1° Quarter 2009
Legal obligations	Rates / Taxes	Expense	Taxes	61	1° Quarter 2009
Legal obligations	External analysis of effluents in Cordoba	Expense	Services	464	1° Quarter 2009

Legal obligations	Emissions and noise control AE and trucks Distribution Centers	Expense	Services	657	1° Quarter 2009
Travel expenses	Travel expenses to Distribution Centers	Expense	Travel expenses	127	1° Quarter 2009
Waste Managements	Desagotes CD	Expense	Services	1,411	1° Quarter 2009
Ecological Island	Service of selective residue collection	Expense	Services	219,012	2°, 3° and 4° Quarter year 2009
Ecological Island	Collection of residues	Expense	Services	21,952	2°, 3° and 4° Quarter year 2009
Waste Managements	Absorbing materials	Expense	Materials	376	2°, 3° and 4° Quarter year 2009
Waste Managements	Containers	Expense	Materials	941	2°, 3° and 4° Quarter year 2009
Waste Managements	Anti-spill containers and kits	Expense	Materials	110	2°, 3° and 4° Quarter year 2009
Effluents Plant	External analysis of effluents in Cordoba	Expense	Services	2,42	2°, 3° and 4° Quarter year 2009
Effluents Plant	Maintenance of fish habitat	Expense	Services	376	2°, 3° and 4° Quarter year 2009
Effluents Plant	Mud extraction effluents plant	Expense	Services	26,341	2°, 3° and 4° Quarter year 2009

Legal counseling	Counseling on environment legislation	Expense	Fees	1,223	2°, 3° and 4° Quarter year 2009
Waste Managements	Collection of dangerous residues at distribution centers	Expense	Services	627	2°, 3° and 4° Quarter year 2009
Travel expenses	Travel expenses to Distribution Centers	Expense	Travel expenses	1,029	2°, 3° and 4° Quarter year 2009
Environment management systems	SGA - Maintenance audits ISO 14001	Expense	Services	4,39	2°, 3° and 4° Quarter year 2009
Hydric resource	SGA-Water fountain protection campaign (CSR)	Expense	Services	1,411	2°, 3° and 4° Quarter year 2009
Waste Managements	Desagotes DC/ Unforeseen events	Expense	Services	3,516	2°, 3° and 4° Quarter year 2009
Total Argentina				366,896
Brazil
Interaction - Operation of Materials Treatment Area	Verification and control of fulfillment of regulations and rules related to industrial procedures	Expense	Interaction - Operation of Materials Treatment Area	251,642	1° Quarter 2009
Lixo disposal	Verification and control of fulfillment of regulations and rules related to industrial procedures	Expense	Lixo disposal	32,929	1° Quarter 2009
Mud disposal	Verification and control of fulfillment of regulations and rules related to industrial procedures	Expense	Mud disposal	1,556	1° Quarter 2009
ETE operation/maintenance costs	Verification and control of fulfillment of regulations and rules related to industrial procedures	Expense	ETE operation/maintenance costs	41,598	1° Quarter 2009

IBAMA quarterly rate	Verification and control of fulfillment of regulations and rules related to industrial procedures	Expense	IBAMA quarterly rate	454	1° Quarter 2009
Biological treatment esgoto sanitário Prédio Administrativo e Industrial	Verification and control of fulfillment of regulations and rules related to industrial procedures	Expense	Biological treatment esgoto sanitário Prédio Administrativo e Industrial	1,764	1° Quarter 2009
Collection/disposal of ambulatory residues	Verification and control of fulfillment of regulations and rules related to industrial procedures	Expense	Collection/disposal of ambulatory residues	719	1° Quarter 2009
Acquisition of anaerobic mud for ETE	Verification and control of fulfillment of regulations and rules related to industrial procedures	Expense	Acquisition of anaerobic mud for ETE	6,509	1° Quarter 2009
Environment Consultancy - Customize ETE according to FEEMA and IEMA patterns	Improvements and/or investments in production processes	Expense	Environment Consultancy - Customize ETE according to FEEMA and IEMA patterns	7,078	1° Quarter 2009
Disposal of non-useful products	Improvements and/or investments in production processes	Expense	Disposal of non-useful products	3,192	1° Quarter 2009
Total Brazil				347,441
Chile
AGA gasification project	Save energy	Expense	Improvement of productive process capacity	96,351	39814
Blowing equipments	Save energy	Expense	Improve energy efficiency	16,004	39814
Increase generating capacity-2nd stage	Save energy	Expense	Improve energy efficiency	7,224	39814
Equipments for the increase of cold capacity	Save energy	Expense	Reduces energy consumption in the cooling process	16,076	39873
Increase capacity of cooling equipments	Save energy	Expense	Reduces energy consumption in the cooling process	43,014	39845
Total Chile				178,669
Total Expenses				893,006

Note 34 – Time Deposits

The Company and its subsidiaries have invested in time deposits that are valued at the restated cost plus accrued interests as of the closing date of these financial statements, according to the following table:

Financial Institution	Currency	Rate	March 31, 2009	March 31, 2008
			ThCh$	ThCh$
BANCO SANTANDER	UF	2.42%`	14,737,143	0
BANCO BBVA	UF	2.90%	8,125,257	0
BANCO BBVA	UF	1.00%	7,531,224	0
ROYAL BANK OF CANADA	Ch$	2.80%	7,020,942	0
BANCO BCI	UF	2.00%	17,802,376	0
BANCO ITAÚ	R$	0.00%	3,778,945	0
BANCO ITAÚ	UF	6.50%	6,190,430	0
BANCO CHILE	UF	2.00%	5,525,731	0
BANCO ITAÚ	UF	0.17%	3,301,975	0
BANCO CHILE	UF	3.40%	2,280,219	0
BANCO CHILE	UF	1.20%	2,042,921	0
BANCO VOTORANTIM	R$	13.61%	29,693	95,103
BANCO ESTADO	UF	9.50%	7,698,317	0
BANCO CITIBANK	R$	0.00%	0	492
BANCO BBVA FRANCES	AR$	9.50%	0	19,068
BANCO CHILE	Ch$	2.90%	0	3,714,723
BANCO CHILE	Ch$	0.58%	0	2,413,648
BANCO SANTANDER	Ch$	0.59%	0	1,618,436
BANCO BBVA	Ch$	0.58%	0	8,133,745
BANCO SANTANDER	Ch$	0.59%	0	15,112,251
BANCO BBVA	Ch$	0.580%	0	15,109,435
BANCO CHILE	Ch$	0.580%	0	22,614,516
TOTAL			86,065,173	68,831,417

Note 35 – Implementation of International Accounting Standards

It is of public knowledge that the country is committed to the development of a convergence plan to fully adopt International Financial Reporting Standards (IFRS), based on a progressive calendar as from year 2009.   In accordance with the regulations established by the Chilean Institute of Accountants on this matter and what has been specifically established by circulars N°427 and N°485 of the Superintendencia de Valores y Seguros (Chilean Securities and Exchange Commission), the Company has chosen to present its financial statements for the year ended December 31, 2009 under the current norm, including only as pro-forma information within the 2009 the financial statements, the information adjusted in accordance to international accounting standards.

Consequently, 2010 will be the first year in which the Company will perform a complete application of IFRS. The Company is developing a plan to integrally face the impacts of this change.

Material Events

During the period between January 1, 2009 and March 31, 2009, the following material events were filed:

New Subsidiary Incorporated

The Board of Directors of Embotelladora Andina S.A. has agreed to incorporate a new subsidiary corporation to be engaged in the industrial and commercial areas. Its corporate capital will be Ch$10,000.000, and 99% of its capital stock will be owned by Embotelladora Andina S.A.

Appointment of new General Manager of Chilean Soft Drinks Operation

The Board of Directors of Embotelladora Andina S.A. has appointed Mr. Abel Bouchon Silva as new General Manager of the Chilean Soft Drink Operation.  Mr. Bouchon will begin office on March 1, 2009.

Regular Shareholders’ Meeting

The Board of Directors of Embotelladora Andina resolved the following:

I.

To convene a Regular Shareholders’ Meeting for April 14, 2009, at 10:30 a.m., at the Company’s offices located at Av. Carlos Valdovinos Nº560, Borough of San Joaquín.

II.

The following matters will be discussed at the Regular Shareholders’ Meeting:

1.

The Annual Report, Balance and Financial Statements for the year 2008; as well as the Report of Independent Auditors with respect to the Financial Statements;

2.

Earnings distribution and dividend payments;

3.

Present Company dividend distribution policy and inform about the distribution and payment procedures utilized;

4.

Renewal of the Board of Directors

5.

Determine the compensation for directors and committee members pursuant to Law N° 19,705; and the Audit Committee established by the Sarbanes Oxley Act.

6.

Appoint the Company’s independent auditors for the year 2009;

7.

Appoint the Company’s rating agencies;

8.

Report on Board agreements which took place after that last Shareholders’ Meeting, relating to operations referred to by Article 44 of Law N° 18,046; and

9.

In general, to resolve every other matter under its competency and any other matter of Company interest.

III.

Propose to the Meeting, the distribution of a final dividend, on account of the fiscal year ending December 31, 2008.

a)  Ch$14.13 (Fourteen pesos and 13/100) per Series A Shares and;

b)  Ch$15.543 (Fifteen pesos and 543/100) per Series B Shares

If the Shareholders’ Meeting approves payment of this dividend, it will be paid on account of income from the 2008 fiscal year and will be available to shareholders beginning April 30, 2009.  The Shareholders’ Registry will close on April 24, 2009 for payment of this dividend.

Analysis of Results for the First Quarter ended March 31, 2009

Highlights

All figures are expressed under Chilean GAAP and in constant Chilean pesos as of March 31, 2009, therefore all variations are in real terms over a 5.5% annual inflation (March 2008 through March 2009.)

•

Operating Income reached Ch$33,621 million during the First Quarter of 2009, a 2.0% decrease in real terms compared to the same period of the previous year.  Operating Margin was 17.2%.

•

Consolidated Sales Volume for the First Quarter amounted to 120 million unit cases, representing a 1.8% increase regarding the same period last year.

•

First Quarter EBITDA totaled Ch$42,097 million, remaining stable in real terms compared to the First Quarter of 2008. EBITDA Margin was 21.5%.

•

Net Income for the First Quarter of 2009 reached Ch$22,681 million, 3.1% higher than the figure recorded in the First Quarter of 2008.

Comments from the Chief Executive Officer, Mr. Jaime Garcia R.

“Despite the worldwide financial crisis triggered 6 months ago, we believe that the solid position we have reached has enabled us to grow during this quarter, in terms of sales volume and net income. The foundations of our business remain strong and therefore we are confident that we will continue reaching the goals established for the short, medium and long term.”

Consolidated Summary

Currencies devalued in the three countries where we operate. The Brazilian real presented a slight devaluation with respect to the Chilean peso, resulting in a minor negative impact upon translation of figures.  The Argentine peso had a significantly lower devaluation than the Chilean peso, resulting in a positive effect upon translation of figures.

First Quarter 2009 vs. First Quarter 2008

Consolidated Sales Volume for the First Quarter of 2009 reached 120 million unit cases, representing a 1.8% growth with respect to the same period of last year, mainly driven by operation in Brazil.

Net Sales amounted to Ch$195,498  million, representing a 9.2% improvement in real terms compared to the First Quarter of 2008, mainly due to increased volumes, price adjustments and a favorable exchange rate upon translation of figures in the case of Argentina.

Cost of Sales per unit case increased 13.1%, mainly explained by: (i) increased costs of principal raw materials, mainly due to the significant devaluation of the three currencies during the quarter; (ii) increased concentrate costs in Argentina due to higher prices; (iii) increased labor costs in Argentina, and (iv) the effect upon translation of figures for the case of Argentina. All of which was partially offset by the lower price of sugar in Chile and Brazil resulting from negotiations with suppliers, and lower PET resin prices in the three countries.

SG&A expenses increased 5.2%, as a result of higher freight fees, increased labor costs in Argentina, increased advertising investments due to launchings during the quarter, expense efficiencies during the second half of 2008, in addition to the effect upon translation of figures of our Argentine operation.

Increased volumes and prices and the impacts over costs and expenses previously explained, resulted in a Consolidated Operating Income of Ch$33,621 million, a 2.0% decrease in real terms compared to the First Quarter of 2008. Operating Margin was 17.2%.

Consolidated EBITDA amounted to Ch$42,097 million, remaining stable in real terms compared to the same period of the previous year. EBITDA Margin was 21.5%.

Summary by Country

CHILE

First Quarter 2009 vs. First Quarter 2008

During the First Quarter of 2009 Sales Volume amounted to 39.9 million unit cases, a 1.0% growth compared to the same period of the previous year.   This volume was driven by the juices and waters categories (+6.7%) due to launchings of new products Nestea Durazno Light (peach), Powerade in the 250 cc tetrapak format, Powerade grape flavor, Kapo Zero and Quatro Guaraná in the soft drinks category

Net Sales amounted to Ch$70,060 million, reflecting a growth of 1.8%, with a real average income per unit case 0.8% higher than that of 2008.

Cost of Sales per unit case increased 4.1%.  This increased cost is mainly explained by the negative effect of the 31.0% average devaluation of the Chilean peso during the period over all U.S. dollar-denominated raw materials and partially offset by lower prices of sugar and PET resin.

SG&A expenses remained stable despite increased freight fees and advertising investments, due to efficiencies that took place during 2008.

Increased volumes and the previously explained effects over costs, resulted in an Operating Income of Ch$14,919 million, a 5.5% decrease in real terms compared to the First Quarter of 2008.  Operating Margin was 21.3%.

EBITDA amounted to Ch$18,693 million representing a 4.0% decrease in real terms compared to the EBITDA figure recorded during the same period of the previous year.  EBITDA Margin was 26.7%.

BRAZIL

First Quarter 2009 vs. First Quarter 2008

Sales Volume for the First Quarter of 2009 amounted to 47.1 million unit cases, representing a 3.8% increase compared to the First Quarter of 2008.   This volume growth was driven mainly by the soft drinks category (+4.1%).

Net Sales reached Ch$75,143 million, representing an increase of 2.0% and is mainly explained by higher volumes and a lower average income due to the effect of restatement of figures resulting from Chilean inflation, and partially offset by a slight increase of local prices.

Cost of Sales per unit case increased 12.5% mainly due to: (i) higher concentrate costs (due to price adjustments); (ii) increased aluminum costs, and; (iii) an average 33.0% depreciation of the Brazilian real during the period, with a negative impact over U.S. dollar-denominated raw materials.  All of these factors were partially offset by a decrease in sugar and PET resin prices.

SG&A expenses decreased 13.8% due to lower labor costs resulting from expense efficiencies which took place during the second half of 2008.

The increase in volumes along with increased costs resulted in Operating Income of Ch$12,360 million, a 9.5% decrease compared to the same period of 2008 and Operating Margin was 16.4%.

Finally, EBITDA amounted to Ch$15,136 million, a decrease of 6.4% compared to the First Quarter of 2008.   EBITDA Margin was 20.1%.

ARGENTINA

For the First Quarter ended March 31, 2009 the 16.5% appreciation of the Argentine peso to the Chilean peso respectively,  had a positive impact over income and a negative impact over costs and expenses due to figure translation.

First Quarter 2009 vs. First Quarter 2008

Sales Volume for the First Quarter of 2009 remained stable reaching 33.0 million unit cases.

Net Sales reached Ch$50,738 million, representing an increase of 37.0% in real terms compared to the First Quarter of 2008.  This improvement is explained by significant price adjustments, above costs’ inflation, and the effect upon translation of figures.

Cost of Sales per unit case increased 29.1% mainly explained by increased costs of concentrate (as a result of price increases), the effect of the devaluation of the Argentine peso over U.S. dollar-denominated raw materials, higher labor costs and the effect upon translation of figures.

SG&A expenses increased 57.9%, mainly due to higher salaries, increased freight fees (resulting from labor costs and fuel prices), and advertising investments due to launchings during the period, in addition to the effect upon translation of figures.

Operating Income amounted to Ch$7,240 million, a 31.1% increase in real terms compared to the same period of 2008. Operating Margin was 14.3%.

EBITDA reached Ch$9,166 million, an increase of 30.1%. EBITDA Margin was 18.0%.

Non-Operating Results

First Quarter ended March 31, 2009 vs. First Quarter ended March 31, 2008

Non-Operating Results totaled a loss of Ch$3,701 million, which compares positively to the accumulated loss of Ch$4,158 million recorded during 2008. This decreased loss in the non-operating result line is best explained by:

•

Financial Expense/Income (Net):  Strongly affected by a negative variation basically resulting from profits in hedging operations.

•

Price Level Restatement: Resulted in profits compared to a loss during 2008, mainly due to a higher exchange rate over our U.S. dollar asset position.

•

Other Non-Operating Income/Expenses:  Resulted in a loss compared to the previous period resulting from non-recurring income obtained during 2008.

Finally, net income amounted to Ch$22,681 million, an increase of 3.1% in real terms compared to the figure recorded as of March 31, 2008.

ANALYSIS OF THE BALANCE SHEET

As of March 31, 2009, the Company’s Net Cash Position amounted to US$ 107 million. Accumulated excess cash is invested in short term time deposits with top of the line banks and money markets.

During 2008 the company carried out hedge operations for a portion of its U.S. dollar-denominated investments so as to match part of the debt denominated in UFs with the financial assets. Upon maturity of these hedging operations we have converted our financial assets to UFs or to Chilean pesos, permanently reducing our balance sheet exposure to the U.S. dollar.  As a result, the Company holds 46.4% of its financial assets in Chilean pesos, 37.5% in UFs, 8.2% in Brazilian reais, and 5.7% in U.S. dollars, and 2.1% in Argentine pesos. Total financial assets amounted to US$246.9 million.

Financial debt level as of March 31, 2009 amounted to US$139.9 million, 97.1% of which is UF-denominated, 2.3% in Argentine pesos, and 0.7% is in Brazilian reais.

II.

 Main Indicators

The main indicators contained in the table reflect for both periods the solid financial position and profitability of Embotelladora Andina S.A.

INDICATORS		Unit	Mar-09	Dec-08	Mar-08	Variance
LIQUIDITY
	Current Ratio	Times	2,50	1,94	2,56	-0,06
	Acid Tests	Times	2,21	1,71	2,33	-0,11
	Working Capital	MCh$	24.133	16.649	17.783	6.349
ACTIVITY
	Investments	MCh$	10.201	65.068	11.642	(1.441)
	Inventory turnover	Times	3,77	14,91	3,68	0,09
	Days of inventory on hand	Days	95,47	24,15	97,71	-2,24
INDEBTEDNESS
	Debt to equity ratio	%	61,45%	73,06%	72,86%	-11,41%
	Short-term liabilities to total liabilities	%	45,88%	51,83%	44,71%	1,17%
	Long-term liabilities to total liabilities	%	54,12%	48,17%	55,29%	-1,17%
	Interest charges coverage ratio	Times	125,92	37,01	46,31	79,61
PROFITABILITY
	Return over equity	%	6,58%	29,07%	7,28%	-0,70%
	Return over total assets	%	3,94%	16,01%	3,98%	-0,04%
	Return over operating assets	%	7,68%	32,53%	8,59%	-0,91%
	Operating income	MCh$	33.621	135.458	34.292	-672
	Operating margin	%	17,20%	16,09%	19,16%	-1,96%
	EBITDA (1)	MCh$	40.389	164.871	40.016	374
	EBITDA margin	%	20,66%	19,58%	22,29%	-1,63%
	Dividends payout ratio - Series A shares	%	7,21%	7,67%	6,95%	0,26%
	Dividends payout ratio - Series B shares	%	6,99%	6,96%	7,11%	-0,12%

(1)EBITDA	Earnings before income taxes, interests, depreciation, amortization and extraordinary items.

The main indicators reflect the solid financial position and profitability held by the Company during both periods.

Liquidity indicators record a slight decrease due to a 7.7% decrease in cash, basically resulting from an additional dividend payment during may of 208 amounting to Ch$47,900 million.

Indicators of indebtedness reflect a decrease due to an increase in shareholders’ equity resulting from the exchange rate difference over our foreign subsidiaries and amortizations of the local bond.  During the period net financial expenses amounted to Ch$240 million and earnings before interests and taxes amounted to Ch$30,159 million, achieving an interest coverage of 125.9 times.

As of March 31, 2009, operating profitability indicators and profitability over equity benefited from the reasons mentioned in paragraph I.

III.

 Analysis of Book Values and Present Value of Assets

With respect to the Company’s main assets the following should be noted:

Given the high rotation of the items that compose working capital, book values of current assets are considered to represent market values.

Fixed asset values in the Chilean companies are presented at restated acquisition cost. In the foreign companies, fixed assets are valued in accordance with Technical Bulletin N° 64 issued by the Chilean Institute of Accountants (controlled in historical dollars).

Depreciation is estimated over the restated value of assets along with the remaining useful economic life of each asset.

All fixed assets that are considered available for sale are held at their respective market values.

Investments in shares, in situations where the Company has a significant influence on the issuing company, are presented following the equity method. The Company’s participation in the results of the issuing company for each year has been recognized on an accrual basis, and unrealized results on transactions between related companies have been eliminated.

In summary, assets are valued in accordance with generally accepted accounting standards in Chile and the instructions provided by the Chilean Securities Commission, as shown in Note 2 of the Financial Statements.

IV.

 Analysis Of The Main Components Of Cash Flow

Cash Flow (MCh$)	March 2009 MCh$	March 2008 Ch$	Variation MCh$	Variation %
Operating	36,561	54,819	-18,258	-33%
Financing	-8,725	-8,075	-650	-8%
Investment	-10,089	-11,487	1,389	12%
Net cash flow for the Period	17,747	35,257	-17,510	-50%

The Company generated positive net cash flow of MCh$17,747 during the quarter, analyzed as follows:

Operating activities generated a positive cash flow of MCh$36,561 representing a negative variation of MCh$18,258 mainly explained by higher financial income resulting from the expiration of Cross Currency Swaps during 2008, which did not occur in 2009.

Financing activities generated a negative cash flow of MCh$8,725; with a negative variation of MCh$650 regarding the previous year, mainly because of lower net bank loans during 2009 regarding the same period of 2008.

Investment activities generated a negative cash flow of MCh$10,089 with a positive variation of MCh$1,398 regarding the previous year, mainly explained by lower additions of property, plant and equipment during 2009 with respect to 2008.

V.

Analysis of Market Risk

Interest Rate Risk

As of March 31, 2008 and 2009 the Company held 100% of its debt obligations at fixed-rates.  Consequently, the risk fluctuation of market interest rates regarding the Company’s cash flow remains low.

Foreign Currency Risk

Income generated by the Company is linked to the currencies of the markets in which it operates.  For the period the breakdown for each is the following:

Chilean peso:

36%

Brazilian real:

38%

Argentine peso:

26%

Since the Company’s sales are not linked to the United States dollar, the policy adopted for managing foreign exchange risk, this is the mismatch between assets and liabilities denominated in a given currency, has been to maintain financial investments in dollar-denominated instruments, for an amount at least equivalent to the U.S. dollar-denominated liabilities.

Additionally, it is Company policy to maintain foreign currency hedge agreements to lessen the effects of exchange risk in cash expenditures expressed in US dollars which mainly correspond to payment to suppliers for raw materials.

Accounting exposure of foreign subsidiaries (Brazil and Argentina) for the difference between monetary assets and liabilities, those denominated in local currency, and therefore, exposed to risks upon translation to the U.S. dollar, are only covered when it is foreseen that it will result in significant negative differences and when the associated cost of said coverage is deemed reasonable by management.

Commodity Risks

The Company faces the risk of price changes in the international markets for sugar, aluminum and PET resin, all of which are necessary raw materials for preparing beverages, and that altogether represent between 25% and 30% of our operating costs. In order to minimize and/or stabilize such risk, supply contracts and advanced purchases are negotiated when market conditions are favorable.  Likewise commodity coverage instruments have also been utilized.

This document may contain forward-looking statements reflecting Embotelladora Andina SA’s good faith expectations and are based upon currently available data; however, actual results are subject to numerous uncertainties, many of which are beyond the control of the Company and any one or more of which could materially impact actual performance.  Among the factors that can cause performance to differ materially are:  political and economic conditions on consumer spending, pricing pressure resulting from competitive discounting by other bottlers, climatic conditions in the Southern Cone, and other risk factors applicable from time to time and listed in Andina’s periodic reports filed with relevant regulatory institutions.

Embotelladora Andina S.A.
First Quarter Results for the period ended March 31, Chilean GAAP
(In million constant 03/31/09 Chilean Pesos, except per share)

	03/31/2009				03/31/2008
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	39,9	47,1	33,0	120,0	39,5	45,4	33,0	117,8	1,8%
Soft Drink	33,6	44,2	32,4	110,2	33,6	42,5	32,5	108,5	1,5%
Mineral Water	2,5	0,6	0,2	3,4	2,5	0,9	0,4	3,8	-11,0%
Juices	3,8	1,0	0,3	5,2	3,4	0,9	0,1	4,4	18,3%
Beer	NA	1,2	NA	1,2	NA	1,1	NA	1,1	8,5%

NET SALES	70.060	75.143	50.783	195.498	68.821	73.663	37.080	179.012	9,2%
COST OF SALES	(39.935)	(42.281)	(28.084)	(109.812)	(37.959)	(36.219)	(21.769)	(95.393)	15,1%
GROSS PROFIT	30.125	32.862	22.699	85.686	30.862	37.445	15.311	83.618	2,5%
Gross Margin	43,0%	43,7%	44,7%	43,8%	44,8%	50,8%	41,3%	46,7%
SELLING AND ADMINISTRATIVE EXPENSES	(15.206)	(20.502)	(15.460)	(51.168)	(15.082)	(23.783)	(9.788)	(48.653)	5,2%
CORPORATE EXPENSES (4)				(898)				(673)	33,4%
OPERATING INCOME	14.919	12.360	7.240	33.621	15.780	13.662	5.523	34.292	-2,0%
Operating Margin	21,3%	16,4%	14,3%	17,2%	22,9%	18,5%	14,9%	19,2%
EBITDA (1)	18.693	15.136	9.166	42.097	19.468	16.169	7.047	42.011	0,2%
Ebitda Margin	26,7%	20,1%	18,0%	21,5%	28,3%	21,9%	19,0%	23,5%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)				952				4.246	-77,6%
RESULTS FROM AFFILIATED				330				306	7,8%
AMORTIZATION OF GOODWILL				(1.754)				(1.391)	26,1%
OTHER INCOME/(EXPENSE)				(685)				2.647	-125,9%
PRICE LEVEL RESTATEMENT (3)				(2.545)				(9.967)	-74,5%
NON-OPERATING RESULTS				(3.701)				(4.158)	-11,0%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST				29.920				30.134	-0,7%

INCOME TAXES				(7.238)				(8.143)	-11,1%
MINORITY INTEREST				(1)				(1)	56,5%
AMORTIZATION OF NEGATIVE GOODWILL				0				0	NA
NET INCOME				22.681				21.991	3,1%
Net Margin				11,6%				12,3%

WEIGHTED AVERAGE SHARES OUTSTANDING				760,3				760,3
EARNINGS PER SHARE				29,8				28,9
EARNINGS PER ADS				179,0				173,5	3,1%
(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations

(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.
(4) Corporate expenses partially reclassified to the operations.

Embotelladora Andina S.A.
First Quarter Results for the period ended March 31, Chilean GAAP
(In million nominal US$, except per share)
		Exch. Rate :	583,26			Exch. Rate :	437,71

	03/31/2009				03/31/2008
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	39,9	47,1	33,0	120,0	39,5	45,4	33,0	117,8	1,8%
Soft Drink	33,6	44,2	32,4	110,2	33,6	42,5	32,5	108,5	1,5%
Mineral Water	2,5	0,6	0,2	3,4	2,5	0,9	0,4	3,8	-11,0%
Juices	3,8	1,0	0,3	5,2	3,4	0,9	0,1	4,4	18,3%
Beer	NA	1,2	NA	1,2	NA	1,1	NA	1,1	8,5%

NET SALES	120,1	128,8	87,1	335,2	149,0	159,5	80,3	387,7	-13,5%
COST OF SALES	(68,5)	(72,5)	(48,2)	(188,3)	(82,2)	(78,4)	(47,1)	(206,6)	-8,9%
GROSS PROFIT	51,6	56,3	38,9	146,9	66,8	81,1	33,2	181,1	-18,9%
Gross Margin	43,0%	43,7%	44,7%	43,8%	44,8%	50,8%	41,3%	46,7%
SELLING AND ADMINISTRATIVE EXPENSES	(26,1)	(35,2)	(26,5)	(87,7)	(32,7)	(51,5)	(21,2)	(105,4)	-16,7%
CORPORATE EXPENSES (4)				(1,5)				(1,5)	5,6%
OPERATING INCOME	25,6	21,2	12,4	57,6	34,2	29,6	12,0	74,3	-22,4%
Operating Margin	21,3%	16,4%	14,3%	17,2%	22,9%	18,5%	14,9%	19,2%
EBITDA (1)	32,0	26,0	15,7	72,2	42,2	35,0	15,3	91,0	-20,7%
Ebitda Margin	26,7%	20,1%	18,0%	21,5%	28,3%	21,9%	19,0%	23,5%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)				1,6				9,2	-82,2%
RESULTS FROM AFFILIATED				0,6				0,7	-14,6%
AMORTIZATION OF GOODWILL				(3,0)				(3,0)	-0,2%
OTHER INCOME/(EXPENSE)				(1,2)				5,7	-120,5%
PRICE LEVEL RESTATEMENT (3)				(4,4)				(21,6)	-79,8%
NON-OPERATING RESULTS				(6,3)				(9,0)	-29,5%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST				51,3				65,3	-21,4%

INCOME TAXES				(12,4)				(17,6)	-29,6%
MINORITY INTEREST				(0,0)				(0,0)	23,9%
AMORTIZATION OF NEGATIVE GOODWILL				0,0				0,0	NA
NET INCOME				38,9				47,6	-18,3%
Net Margin				11,6%				12,3%

WEIGHTED AVERAGE SHARES OUTSTANDING				760,3				760,3
EARNINGS PER SHARE				0,05				0,06

EARNINGS PER ADS	0,31	0,38	-18,3%
(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.
(4) Corporate expenses partially reclassified to the operations.

Embotelladora Andina S.A.

Consolidated Balance Sheet
(In million constant 03/31/09 Chilean Pesos)

ASSETS	03/31/2009	03/31/2008	%Ch	LIABILITIES & SHAREHOLDERS' EQUITY	03/31/2009	03/31/2008	%Ch

Cash + Time deposits + market. Securit.	143.641	155.550	-7,7%	Short term bank liabilities	1.853	1.436	29,0%
Account receivables (net)	61.408	57.728	6,4%	Current portion of long term bank liabilities	209	113	84,4%
Inventories	28.091	23.074	21,7%	Current portion of bonds payable	3.935	8.692	-54,7%
Other current assets	14.354	18.137	-20,9%	Trade accounts payable and notes payable	68.618	63.710	7,7%
Total Current Assets	247.494	254.489	-2,7%	Other liabilities	24.439	25.569	-4,4%
				Total Current Liabilities	99.054	99.519	-0,5%
Property, plant and equipment	690.369	571.321	20,8%
Depreciation	(480.781)	(399.458)	20,4%	Long term bank liabilities	331	670	-50,5%
Total Property, Plant, and Equipment	209.588	171.863	22,0%	Bonds payable	75.270	78.301	-3,9%
				Other long term liabilities	41.231	44.108	-6,5%
Investment in related companies	28.877	28.002	3,1%	Total Long Term Liabilities	116.833	123.079	-5,1%
Investment in other companies	124	132	-5,7%
Goodwill	58.122	51.786	12,2%	Minority interest	11	9	28,1%
Other long term assets	23.043	21.876	5,3%
Total Other Assets	110.166	101.796	8,2%	Stockholders' Equity	351.350	305.541	15,0%

TOTAL ASSETS	567.248	528.148	7,4%	TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	567.248	528.148	7,4%

Financial Highlights
(In million constant 03/31/09 Chilean Pesos)

ADDITIONS TO FIXED ASSETS	3/3/2009	03/31/2008		DEBT RATIOS	03/31/2009	03/31/2008

Chile	5.757	8.393		Financial Debt / Total Capitalization	0,19	0,23
Brazil	2.698	2.182		Financial Debt / EBITDA L12M	0,47	0,58
Argentina	1.746	1.067		EBITDA L12M+Interest Income / Interest Expense L12M	19,00	15,27
	10.201	11.642		L12M: Last twelve months

* As March 31, 2009, the Company registered a positive net cash position of US$ 106.7 million. Total debt amounted to US$ 139.9 million.
Total Cash amounted to US$ 246.6 million, which includes cash investments accounted for under Other Current Assets.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:  /s/ Osvaldo Garay

Name:

Osvaldo Garay

Title:

Chief Financial Officer

Santiago, June 15, 2009